

NOVAGOLD RESOURCES INC.
ANNUAL REPORT TO ACCOMPANY MANAGEMENT
INFORMATION CIRCULAR
FOR YEAR ENDED NOVEMBER 30, 2025

CORPORATE OFFICE	EXECUTIVE OFFICE
400 Burrard Street, Suite 1860	201 South Main Street, Suite 400
Vancouver, British Columbia	Salt Lake City, Utah
Canada V6C 3A6	USA 84111
Tel: 604-669-6227 or 866-669-6227	Tel: 801-639-0511
Fax: 604-669-6272	Fax: 385-342-4620

Website: www.novagold.com

NOVAGOLD RESOURCES INC.

OVERVIEW

We operate in the gold mining industry, primarily focused on advancing the Donlin Gold project in Alaska. The Donlin Gold project is held by Donlin Gold LLC ("Donlin Gold"), a limited liability company that is owned by wholly-owned subsidiaries of NOVAGOLD and Donlin Gold Holdings LLC, a subsidiary of Paulson Advantage Plus Master Ltd. and Paulson Partners LP (together, "Paulson"). Prior to June 3, 2025, Donlin Gold was owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Mining Corporation ("Barrick").

We do not produce gold or any other minerals, and do not currently generate operating earnings. Funding to explore our mineral properties and to operate the Company was acquired primarily through equity financings consisting of public offerings of our common shares and warrants and through previous debt financing consisting of convertible notes, and the sale of assets. We expect to continue to raise capital through additional equity and/or debt financings, through the exercise of stock options, and other such means.

We were incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, we changed our name to NovaCan Mining Resources (1985) Limited and on March 20, 1987, we changed our name to NOVAGOLD RESOURCES INC. On May 29, 2013, our shareholders approved the continuance of the corporation into British Columbia. Subsequently, we filed the necessary documents in Nova Scotia and British Columbia, and we continued under the Business Corporations Act (British Columbia) effective as of June 10, 2013. The current addresses, telephone and facsimile numbers of our offices are:

Executive office
201 South Main Street, Suite 400
Salt Lake City, UT, USA 84111
Telephone (801) 639-0511
Facsimile (385) 342-4620

Corporate office
400 Burrard Street, Suite 1860
Vancouver, BC, Canada V6C 3A6
Toll free (866) 669-6227
Facsimile (604) 669-6272

Corporate Structure

As of November 30, 2025, we had the following material, direct and indirect, wholly-owned subsidiaries: NOVAGOLD Resources Alaska, Inc., NOVAGOLD US Holdings Inc., NOVAGOLD USA, Inc., and AGC Resources Inc. On December 1, 2024, NOVAGOLD (Bermuda) Alaska Limited, NOVAGOLD Resources (Bermuda) Limited and NOVAGOLD Argentina Inc. were amalgamated with NOVAGOLD RESOURCES INC.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of our material subsidiaries and related holding companies as of November 30, 2025. All ownership is 100% unless otherwise indicated.


NOVAGOLD RESOURCES INC. (British Columbia)
NOVAGOLD US Holdings Inc. (Delaware)
NOVAGOLD Resources Alaska Inc. (Alaska)
NOVAGOLD USA, Inc. (Delaware)
AGC Resources Inc. (Delaware)
60%
Donlin Gold LLC (Delaware)

Human Capital Resources

On November 30, 2025, we had 12 full-time employees, of which four are located in Canada and eight are located in the United States. We also use consultants with specific skills to assist with various aspects of project evaluation, engineering, and corporate governance.

Company Values

Our company culture is the cornerstone of all our human capital programs. Empowering every employee to be their best, affording every employee the opportunity to make a difference, and giving every employee a chance to be heard are among the Company's values. Our values extend to the communities in which we work. We have adopted a Human Rights Policy focused on our commitment to having a positive influence in the communities where we operate which includes ensuring that we respect human rights.

Diversity

As of the end of fiscal year 2025, 54% of our total workforce were women. Selection of individuals for executive and other positions with the Company is guided by the Company's Code of Business Conduct and Ethics which "prohibits discrimination in any aspect of employment based on race, color, religion, sex, national origin, disability or age." Our board of directors (the "Board") and management acknowledge the importance of all aspects of diversity including gender, ethnic origin, business skills and experience, because it is right to do so and because it is good for our business. When considering candidates for executive positions, the Board's evaluation considers the broadest possible assessment of each candidate's skills and background with the overriding objective of ensuring that we have the appropriate balance of skills, experience, and capacity that the Company needs to be successful. In the context of this overriding objective, we have determined not to set targets for the percentage of women, or other aspects of diversity, in executive officer positions.

NOVAGOLD is committed to fostering, cultivating, and preserving a culture of diversity, equity and inclusion. Our employees are one of the most valuable assets we have. The collective sum of the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities, and talent that our employees invest in their work represents a significant part of our culture, reputation, and NOVAGOLD's achievements.

NOVAGOLD is dedicated to creating an inclusive work environment for everyone. We embrace and celebrate the unique experiences, perspectives, and cultural backgrounds that each employee brings to our workplace. NOVAGOLD strives to foster an environment where our employees feel respected, valued, and empowered, and our team members are at the forefront in helping us promote and sustain an inclusive workplace.

NOVAGOLD's diversity initiatives are applicable—but not limited—to our practices and policies on recruitment and selection; compensation and benefits; professional development and training; promotions; and the ongoing development of a work environment built on the premise of gender and diversity equity. To that end, we seek out qualified diverse candidates and encourage them to apply for open positions, either from within or outside of the Company. We also seek out opportunities to develop a pipeline of qualified diverse candidates in a particular profession when we are unable to find them ourselves. For example, in 2021 the Company established and continues to fund the NOVAGOLD Mining and Geological Engineering Scholarship at the University of Alaska to help support and encourage undergraduate students seeking bachelor's degrees in mining or geological engineering, with a focus on supporting underrepresented students.

We encourage:

- Respectful communication and cooperation among all employees.
- Teamwork and employee participation, fostering the representation of all employee perspectives.
- Work/life balance through flexible work schedules to accommodate employees' varying needs.
- Learning about and, where appropriate, aiding the communities near NOVAGOLD's projects to promote a greater understanding and respect for diversity in those communities.

Health and Safety

NOVAGOLD's primary objective is to ensure the health and safety of its employees, partners, and contractors, and is reflected in its Health and Safety Policy. Our focus on safety is also reflected at Donlin Gold where a wide-ranging set of policies are implemented at the project site and in the Anchorage office. In 2025, neither Donlin Gold nor NOVAGOLD had any recordable injuries or lost time incidents. Also see section *Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations"*, below.

NOVAGOLD RESOURCES INC.

Recent Developments

Donlin Gold project

NOVAGOLD and Donlin Gold advanced key activities in 2025 to position the project to update technical work and cost estimates. Primary activities included 1) issuing a Request for Proposals (RFP) for a feasibility study to be prepared in accordance with S-K 1300 and NI 43-101, referred to herein as Bankable Feasibility Study (BFS), to top-tier engineering firms with the expertise to design what is expected to be the largest single gold mine in the United States. Proposals were received in October, and the Prime Contractor is expected to be selected in the first quarter of 2026. RFPs were also issued in the fourth quarter of 2025 for specialist contractors for the power plant, pipeline, and pressure oxidation and oxygen plant scopes of work; and 2) mine planning and resource conversion advanced through the completion of an 18,454-meter 2025 drill program. The work targeted three core objectives: grid drilling to refine mine planning parameters, in-pit exploration to strengthen geological modelling and resource conversion, and geotechnical drilling to inform the updated resource model, mine planning and assess material sites for the planned port access road. The program was successfully executed by a site team of approximately 80 locally hired staff and external contractors, with results providing critical inputs for engineering, mine planning, and resource modelling.

To support the advancement of the BFS and move the project toward construction and ultimately commercial operation, management has identified key project requirements and commenced recruiting for critical positions. Donlin Gold hired Frank Arcese as Project Director. Frank brings more than four decades of global project leadership to Donlin Gold and has deep experience in the execution of large-scale mining capital projects in both the U.S. and international jurisdictions. Most recently, he served as Capital Projects Business Leader for North American mining operations at WSP Global Inc., and Engineering, Procurement and Construction Management (EPCM) firm. Prior to that, he acted as Project Director on multiple large mining and power plant projects for Rio Tinto across the U.S., Mongolia, China, Australia, and Argentina, and brings extensive expertise in managing projects in remote environments, such as Teck Resource's original Quebrada Blanca in Chile, BHP's Escondida Phase 3 and SX-EW Plant in Chile, and recently Rio Tinto's Rincon 3000 Lithium Project in Argentina.

During 2025, Donlin Gold participated in a wide range of community engagement and environmental initiatives. Representatives from Donlin Gold, NOVAGOLD, Paulson, and The Electrum Group LLC met with Calista Corporation ("Calista"), the Kuskokwim Corporation (TKC), and other stakeholders from the Yukon-Kuskokwim (Y-K) region. Additionally, Donlin Gold also hosted project site tours with stakeholders, investors, and analysts, followed by the owners' tour which included meetings with key Alaska government officials – such as Governor Mike Dunleavy, Department of Natural Resources (ADNR) Commissioner John Boyle, and former Revenue Commissioner Adam Crum – to introduce the new ownership and discuss shared priorities. The team also met with principal stakeholders from government agencies, engineering firms, logistics providers and other pivotal parties with the capacity and experience to support critical project infrastructure as Donlin Gold advances the BFS and development activities after its construction decision, and held discussions with natural gas pipeline developers to explore opportunities benefiting the project and its stakeholders. Additionally, Donlin Gold hosted the fourth and fifth Subsistence Community Advisory Committee meetings in Anchorage and at the project site, offering a deep dive in different areas of the project's development and operations, including camp and facility tours, aquatic resources monitoring and Snow Gulch restoration work. In addition, two new Shared Values Statements were finalized – bringing the total to 20 – with communities near the project. Environmental efforts advanced as well, including channel restoration work at Snow Gulch, a tributary of Donlin Creek historically mined for placer gold, to help restore natural habitat conditions and support aquatic life.

Donlin Gold's board approved a fiscal 2026 budget of $131.4 million ($78.8 million NOVAGOLD's share) which includes advancing the BFS, maintaining and securing outstanding permits, government affairs, community relations, workforce development, environmental activities and exploration.

For further information, see section *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*, below.

Reclamation

We will generally be required to mitigate long-term environmental impacts by stabilizing, contouring, re-sloping and re-vegetating various portions of a site after mining and mineral processing operations are completed. These reclamation efforts will be conducted in accordance with detailed plans, which are approved by the appropriate regulatory agencies. In addition, financial assurance acceptable to the regulatory authority with jurisdiction over reclamation must be provided in an amount and form that is determined to be sufficient by the authority to implement the approved reclamation plan in the event that the project owners fail to complete the work as provided in the plan.

Government and Environmental Regulations

Our exploration and development activities are subject to various national, state, and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances, disclosure requirements and other matters. We have obtained or have pending applications for those licenses, permits or other authorizations currently required to conduct our exploration and development programs. We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and regulations in the United States. There are no existing orders or directions relating to our current activities with respect to the foregoing laws and regulations. For a more detailed discussion of the various government laws and regulations applicable to our operations and potential negative effects of these laws and regulations, see section *Item 1A. Risk Factors*, below.

Competition

We compete with other mineral resource exploration and development companies for financing, technical expertise, and the acquisition of mineral properties. Many of the companies with whom we compete have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on the acquisition, exploration, and development of mineral properties. This competition could adversely impact our ability to finance further exploration and to obtain the financing necessary for us to develop the Donlin Gold project.

Availability of Raw Materials and Skilled Employees

Most aspects of our business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, resource estimating, metallurgy, mine planning, logistical planning, preparation of pre-feasibility and feasibility studies, permitting, engineering, construction and operation of a mine, financing, legal, human resources, accounting, investor relations, and community relations. Historically, we have found that we can locate and retain appropriate employees and consultants and we believe we will continue to be able to do so.

The raw materials we require to carry on our business are readily available through normal supply or business contracting channels in the United States and Canada. Historically, we have been able to secure the appropriate equipment and supplies required to conduct our contemplated programs. As a result, we do not believe that we will experience any shortages of required equipment or supplies in the foreseeable future.

Seasonality

Our business can be seasonal as our mineral exploration and development activities take place in southwestern Alaska. Due to the northern climate, work on the Donlin Gold project can be limited due to excessive snow cover and cold temperatures. In general, surface work often is limited to late spring through early fall, although work in some locations is more readily and efficiently completed during the winter months when the ground is frozen.

Gold Price History

The price of gold is volatile and is affected by numerous factors, all of which are beyond our control, such as the sale or purchase of gold by various central banks and financial institutions, inflation, recession, fluctuation in the relative values of the U.S. dollar and foreign currencies, changes in global and regional gold demand, in addition to international and national political and economic conditions.

The following table presents the annual high, low and average daily afternoon London Bullion Market Association ("LBMA") Gold Price over the past five calendar years on the London Bullion Market ($/ounce):

Year	High	Low	Average
2021	$1,943	$1,684	$1,799
2022	$2,039	$1,628	$1,800
2023	$2,078	$1,811	$1,941
2024	$2,784	$1,985	$2,387
2025	$4,482	$2,632	$3,436
2026 (through January 16)	$4,633	$4,353	$4,518

On January 16, 2026, the afternoon LBMA gold price was $4,611 per ounce.

Data Source: lbma.org.uk

NOVAGOLD RESOURCES INC.

Available Information

We maintain a website at www.novagold.com and make available, through the Investors section of the website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 filings and all amendments to those reports, as soon as reasonably practicable after such material is electronically filed with the SEC. These reports are also available at the SEC website at www.sec.gov. Certain other information, including but not limited to the Company's Corporate Governance Guidelines, the charters of key committees of its Board of Directors and its Code of Business Conduct and Ethics are also available on the website. Our website and the information contained therein or connected thereto are not intended to be, and are not incorporated into this Annual Report on Form 10-K.

Market Information

Our common shares trade on the NYSE American and on the Toronto Stock Exchange ("TSX") under the symbol "NG." On January 16, 2026, there were 544 holders of record of our shares, which does not include shareholders for which shares are held in nominee or street name. The Company believes that more than half of our common shares are beneficially owned by investors in the United States.

NOVAGOLD RESOURCES INC.

Share Performance Graph

The following graph depicts the Company's cumulative total Shareholder returns over the five most recently completed fiscal years assuming a C$100 investment in Common Shares on November 30, 2020, compared to an equal investment in the S&P/TSX Composite Index (TSX ticker: ^TSX) and in the S&P/TSX Global Gold Index (TSX ticker: ^TTGD) on November 30, 2020. The Company does not currently issue dividends. The historical Common Share performance as depicted in the graph is not indicative of future price performance.



C$	2021	2022	2023	2024	2025
Value based on C$100 invested in the Company on November 30, 2020	94	84	61	56	155
Value based on C$100 invested in the S&P/TSX Composite Index on November 30, 2020	129	132	135	176	221
Value based on C$100 invested in the S&P/TSX Global Gold Index on November 30, 2020	122	120	129	163	368

Dividends

We have never declared or paid dividends on our common shares and our current business plan requires that, for the foreseeable future, any future earnings be reinvested to finance growth and development of our business. We will pay dividends on our common shares only if and when declared by our Board. In determining whether to declare dividends, the Board will consider our financial condition, results of operations, working capital requirements, future prospects, and other factors it considers relevant.

NOVAGOLD RESOURCES INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(dollars in thousands, except per share amounts)

The following Management's Discussion and Analysis ("MD&A") provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of NOVAGOLD RESOURCES INC., incorporated in British Columbia, Canada, and its subsidiaries (collectively, "NOVAGOLD," the "Company," "our" and "we"). This item should be read in conjunction with our Consolidated Financial Statements and the notes thereto included in this annual report.

The following MD&A generally discusses our consolidated financial condition and results of operations for 2025 and year-over-year comparisons between 2025 and 2024. Discussions of our consolidated financial condition and results of operations for 2024 and year-over-year comparisons between 2024 and 2023 are included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2024, filed with the Securities and Exchange Commission on January 23, 2025, are incorporated by reference into this MD&A.

Paulson Advantage Plus Master Ltd. and Paulson Partners LP (together, "Paulson") are investment funds managed by Paulson Advisers LLC.

Highlights

On June 3, 2025, NOVAGOLD and Paulson, through wholly-owned subsidiaries, completed the $1 billion acquisition of Barrick's 50% interest in Donlin Gold (the "Donlin Gold Transaction"), increasing NOVAGOLD's economic stake in Donlin Gold LLC ("Donlin Gold") to 60%. Paulson's subsidiary acquired the remaining 40% of Donlin Gold. Both owners have equal governance rights in Donlin Gold. The Donlin Gold Transaction marks a significant milestone in a long-term strategy to advance Donlin Gold. NOVAGOLD's portion of the acquisition was funded through a combination of a public equity offering and a concurrent private placement.

NOVAGOLD closed a $195.2 million underwritten public offering (issuing approximately 48 million common shares in the second quarter and approximately 7.2 million common shares as part of the exercise of the overallotment option early in the third quarter), and a $64.4 million private placement (issuing approximately 17.2 million common shares in the second quarter), representing a total of $260.4 million (an aggregate of approximately 72.2 million common shares). NOVAGOLD purchased the additional 10% interest in Donlin Gold LLC with proceeds from the offerings and will use the balance of the funds from the offerings for general corporate purposes, including its share of expenses associated with advancing the Donlin Gold Bankable Feasibility Study (the "BFS").

Company Overview

We operate in the gold mining industry, primarily focused on advancing the Donlin Gold project in Alaska. The Donlin Gold project is held by Donlin Gold, a limited liability company which, following the closing of the Donlin Gold Transaction on June 3, 2025, is owned 60% by a wholly-owned subsidiary of NOVAGOLD and 40% by a wholly-owned subsidiary of Paulson. While NOVAGOLD has a 60% economic interest in Donlin Gold, governance of Donlin Gold is shared equally by NOVAGOLD and Paulson. We record our interest in the Donlin Gold project as an equity investment, which results in our 60% share of Donlin Gold's expenses being recorded in the income statement as an operating loss.

Our corporate goals include completing the BFS and moving to a subsequent construction decision; maintaining a favorable reputation of NOVAGOLD and the Donlin Gold project among shareholders; promoting strong community outreach and a sustainability culture; maintaining strong safety and environmental performance; and managing the Company's treasury effectively and efficiently. Our operations primarily relate to the delivery of project milestones, including the achievement of various technical, environmental, sustainable development, economic and legal objectives, obtaining necessary permits and maintaining those received in good standing, advancement to a BFS, preparation of engineering designs and maintaining sufficient capital resources to fund these objectives.

Overview of Donlin Gold Transaction and Financing Activities During 2025

As noted above, on June 3, 2025, the Company and Paulson, through wholly-owned subsidiaries, completed the Donlin Gold Transaction pursuant to the terms of the membership interest purchase agreement dated April 22, 2025 (the "MIPA") among Barrick Gold U.S. Inc ("Barrick Gold"), Barrick, Paulson, Donlin Gold Holdings LLC, a subsidiary of Paulson ("Donlin Holdings"), and NOVAGOLD Resources Alaska, Inc. ("NGRA"), a subsidiary of the Company. NOVAGOLD, through NGRA, acquired an additional 10% interest in Donlin Gold for $200 million, increasing its stake to 60% of Donlin Gold, while Paulson, through Donlin Holdings, acquired the remaining 40% interest for $800 million.

NOVAGOLD RESOURCES INC.

Amended and Restated Limited Liability Company Agreement for Donlin Gold LLC

In connection with the closing of the Donlin Gold Transaction, NGRA, Donlin Holdings and Donlin Gold entered into an amended and restated limited liability company agreement (the "A&R LLC Agreement") governing Donlin Gold, pursuant to which the Company and Paulson have equal governance rights. NGRA had previously entered into a limited liability company agreement with Barrick Gold and Donlin Gold (the "Prior LLC Agreement") dated December 1, 2007, as amended from time to time. Pursuant to the terms of the A&R LLC Agreement, the primary amendments to the Prior LLC Agreement consist of the following:

- The deadlock provision contained in Article XVI of the Prior LLC Agreement has been replaced with a provision for non-binding mediation for dispute resolution.

- Consistent with the Prior LLC Agreement, the funding for Donlin Gold will be shared by both parties based on their percentage ownership. For example, since NGRA now holds 60% of the membership interests of Donlin Gold, it will have the responsibility to fund 60% of the expenses of Donlin Gold. However, regardless of the fact that Donlin Holdings holds 40% of Donlin Gold, Donlin Holdings and NGRA have equal governance rights. This adjustment to the parties' voting interests, as set forth in the A&R LLC Agreement means that (i) NGRA's voting percentage interests are defined as its membership interest from time to time less an absolute 10% and (ii) Donlin Holdings' voting percentage interests are defined as its membership interest from time to time plus an absolute 10%. For this reason, although NGRA holds 60% of the membership interests of Donlin Gold, it only has a 50% voting interest.

- The parties agree to manage the operations of Donlin Gold in a manner to avoid adverse tax consequences to the parties, including pursuant to Section 4943 of the Internal Revenue Code.

- Certain provisions in the Prior LLC Agreement have been deleted or amended as a result of such provisions being outdated or no longer relevant due to the current development and permitting status of Donlin Gold.

Amended and Restated Promissory Note

Pursuant to the Prior LLC Agreement for Donlin Gold, the Company issued a promissory note to Barrick Gold to repay Barrick out of future mine production cash flow for a portion of Barrick's prior expenditures on the Donlin Gold project. Concurrent with the Donlin Gold Transaction announcement on April 22, 2025, NOVAGOLD entered into a prepayment option agreement with Barrick, which provided the Company with an option to prepay the promissory note in full for $90 million prior to the closing of the Donlin Gold Transaction. The $90 million prepayment option was not exercised prior to closing. In connection with the closing of the Donlin Gold Transaction, on June 3, 2025 NGRA and Barrick Gold amended and restated the promissory note primarily to (i) modify the security package in order to exclude any property held by Donlin Gold or membership interest in Donlin Gold held by NGRA, but ensure it remains secured by NGRA's right, title and interest to proceeds from Donlin Gold and (ii) provide the ability for NGRA to prepay and retire the promissory note for an aggregate of $100 million until December 3, 2026. In connection with the amended and restated promissory note, NGRA has made an irrevocable direction to Donlin Gold whereby Donlin Gold shall distribute to Barrick Gold, until the promissory note is fully repaid, 85% of distributed processed products, cash and other assets, and payments of 5% of certain net proceeds specified in the promissory note. As per the amended and restated promissory note, the principal amount owed is $158.9 million.

Backstop Agreement

In order to ensure available financing for the Company's $200 million obligation under the MIPA, funding commitments of up to $170 million were obtained from Electrum Strategic Resources L.P. ("Electrum"), Paulson, and Kopernik Global Investors, LLC, on behalf of investment funds and accounts managed by them ("Kopernik", together with Electrum and Paulson, the "Investors") pursuant to a backstop agreement dated April 22, 2025 ("Backstop Agreement"). Pursuant to the Backstop Agreement, the Investors agreed to purchase, on a non-brokered, private placement basis, up to $170 million in the Company's common shares at $3.00 per share, representing up to 56,666,667 common shares in the aggregate.

While the Company did not exercise its rights provided by the Backstop Agreement, in consideration for entering into the Backstop Agreement, the Company issued an aggregate of 25,500,000 warrants to purchase the Company's common shares (the "Warrants"), with each Warrant entitling the holder thereof to purchase one common share (a "Warrant Share") at an exercise price of $3.00 per Warrant Share for a period of five years from the date of issuance. The Warrants contain a "cashless exercise" feature, such that, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise of the Warrant, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of common shares determined according to a formula set forth in the Warrants. The Warrants were issued in the following amounts: (i) 12,750,000 Warrants to Paulson; (ii) 6,375,000 Warrants to Electrum; and (iii) 6,375,000 Warrants to Kopernik.

The Backstop Agreement further provided the Investors with registration rights, pursuant to which the Company had agreed to, among other things, file a registration statement with the SEC registering the resale of the Warrant Shares and to cause such registration statement to remain effective until the earlier of (a) three years from the issuance of the Subscribed Shares (which were not issued), (b) the date on which all of the Subscribed Shares and Warrant Shares shall have been sold, or (c) on the first date on which each Investor can sell all of its Subscribed Shares and/or Warrant Shares (or shares received in exchange therefor) under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold. The Backstop Agreement also contained customary indemnification and other provisions customary for registration rights of this type. Pursuant to discussions with the Investors and the Placement Investors (as defined below), the Company may file a resale registration statement in the future upon request of such investors with respect to the Warrant Shares or common shares issued pursuant to the Subscription Agreement (as defined below).

Public Offering and Concurrent Private Placement

On May 7, 2025, the Company entered into an underwriting agreement related to a public offering of 47,850,000 of the Company's common shares at a public offering price of $3.75 per share (the "Underwriting Agreement"). In addition, the Company granted the underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase up to 7,177,500 of additional common shares of the Company (the "Overallotment Option"). The net proceeds from the public offering were approximately $169.7 million. The Overallotment Option was exercised in full on June 5, 2025, bringing the total net proceeds to the Company for the public offering and the Overallotment Option to approximately $195.2 million after deducting the underwriting discount and offering expenses. The Company made certain customary representations, warranties and covenants concerning the Company and the registration statement in the Underwriting Agreement and also agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

Concurrently with the public offering announced in May 2025, the Company completed a private placement offering on May 9, 2025 of 17,173,853 common shares at a price equal to the public offering price for aggregate gross proceeds of approximately $64.4 million with Electrum and investments funds and accounts managed by Kopernik Global Investors, LLC (each a "Placement Investor"). The Company entered into a Subscription Agreement dated May 7, 2025 (the "Subscription Agreement") with each of the Placement Investors setting out the terms of the concurrent private placement, which included similar resale registration rights as contained in the Backstop Agreement. The concurrent private placement closed on May 9, 2025.

Donlin Gold project

NOVAGOLD and Donlin Gold advanced key activities in 2025 to position the project to update technical work and cost estimates. Primary activities included 1) issuing a Request for Proposals (RFP) for its Bankable Feasibility Study (BFS) to top-tier engineering firms with the expertise to design what is expected to be the largest single gold mine in the United States. Proposals were received in October, and the Prime Contractor is expected to be selected in the first quarter of 2026. RFPs were also issued in the fourth quarter of 2025 for specialist contractors for the power plant, pipeline, and pressure oxidation and oxygen plant scopes of work; and 2) mine planning and resource conversion advanced through the completion of an 18,454-meter 2025 drill program. The work targeted three core objectives: grid drilling to refine mine planning parameters, in-pit exploration to strengthen geological modelling and resource conversion, and geotechnical drilling to inform the updated resource model, mine planning and assess sites for the planned port access road. The program was successfully executed by a site team of approximately 80 locally hired staff and external contractors, with results providing critical inputs for engineering, mine planning, and resource modelling.

To support the advancement of the BFS and move the project toward development, management has identified key project requirements and commenced recruiting for critical positions. Donlin Gold hired Frank Arcese as Project Director. Frank brings more than four decades of global project leadership to Donlin Gold and has deep experience in the execution of large-scale mining capital projects in both the U.S. and international jurisdictions. Most recently, he served as Capital Projects Business Leader for North and South American mining operations at WSP Global Inc., and Engineering, Procurement and Construction Management (EPCM) firm. Prior to that, he acted as Project Director on multiple large mining and power plant project for Rio Tinto across the U.S., Mongolia, China, Australia, and Argentina, and brings extensive expertise in managing projects in remote environments, such as Teck Resource's original Quebrada Blanca in Chile, BHP's Escondida Phase 3 and SX-EW Plant in Chile, and recently Rio Tinto's Rincon 3000 Lithium Project in Argentina.

The Donlin Gold board must approve the BFS, construction program and budget before the Donlin Gold project can be developed. The timing of the required engineering work and the Donlin Gold board's approval of an updated feasibility study, construction program and budget, the receipt of all required governmental permits and approvals, and the availability of financing, commodity price fluctuations, risks related to market events and general economic conditions among other factors, will affect the timing of and whether to develop the Donlin Gold project. Among other reasons, project delays could occur due to public opposition, litigation challenging permit decisions, requests for additional information or analysis, limitations in agency staff resources during regulatory review and permitting, or project changes made by Donlin Gold.

Stakeholder and government engagement

In collaboration with Calista Corporation ("Calista") and The Kuskokwim Corporation (TKC), Donlin Gold LLC had engagement with local communities, stakeholders, and government representatives across the Y-K region, Alaska, and Washington, D.C., advancing project development and permitting. Our longstanding outreach efforts — includes decades of work with 62 Y-K region communities and has strengthened relationships, created knowledge-sharing opportunities, reinforced the project's social license, and built considerable trust. The company and the Donlin Gold team remain committed to advancing the project responsibly through transparent, respectful, and lasting partnerships and engagement with both community and government entities.

To support these efforts, Donlin Gold maintained frequent engagement with numerous stakeholders throughout the Y-K region, Alaska, and Washington D.C. In 2025, NOVAGOLD and Donlin Gold staff traveled to Juneau and Washington, D.C., to meet with Alaska's state legislators, the U.S. congressional delegations and staff, Federal officials, the Federal Permitting Council, and the National Security Council to provide project updates and its importance to Alaska and the Y-K region, discuss energy needs, and highlight the State's environmental standards. Donlin Gold's new General Manager and other team members also met with Governor Mike Dunleavy, Department of Interior representatives, Karen Kelleher, Alaska's Bureau of Land Management acting Director, and other industry officials for an introduction and project update. Meetings also took place with former Alaska state legislators Senator Hughes, Representative Kopp, Representative Coulombe, and Representative Jimmie during the Donlin Gold's Alaska Federation of Natives reception.

Donlin Gold hosted the fourth and fifth Subsistence Community Advisory Committee meetings in Anchorage and at the project site, offering a deep dive in different areas of the project's development and operations, including camp and facility tours, as well as aquatic resources monitoring, and Snow Gulch restoration work.

Additionally, site tours were held with stakeholders, investors, and analysts, followed by the owners' tour which included meetings with principal stakeholders, including Alaska Native landowners, government agencies, engineering firms, and logistics providers and other pivotal parties with the capacity and experience to support critical project infrastructure as Donlin Gold advances the BFS and development activities that follow its construction decision.

Donlin Gold and NOVAGOLD staff traveled to Crooked Creek on several occasions to meet with community members to share information and answer questions from attendees about the Donlin Gold project. Additionally, Donlin Gold and Calista traveled to Crooked Creek and Aniak to provide project updates.

As part of the owners' site tour last summer, meetings were held with key Alaska government officials – including Governor Mike Dunleavy, former Department of Natural Resources Commissioner John Boyle, and former Revenue Commissioner Adam Crum among others – to introduce the new Donlin Gold ownership and to discuss shared priorities between the State of Alaska and the project. In addition, a series of discussions were held with natural gas pipeline developers to explore opportunities benefiting the project and its stakeholders.

Additionally, Donlin Gold hosted a site tour for State of Alaska representatives, state directors for all three U.S. delegation offices, and RDC staff. Donlin Gold also hosted an additional tour including staff from the offices of Senator Lisa Murkowski, Senator Dan Sullivan, and Representative Senator Nick Begich, as well as a Calista intern. The Donlin Gold team met with Representative Begich in Aniak, followed by the Director of the Bureau of Land Management and his staff in Alaska.

Representatives from Donlin Gold, Paulson and NOVAGOLD, as well as Alaska Gov. Mike Dunleavy participated in a keynote luncheon panel on the Donlin Gold project during the Alaska Miners Association Convention. Panelists discussed the project's ongoing development, its importance to Alaska and the Y-K region, and how close collaboration among partners and stakeholders is advancing the project responsibly. During the Alaska Miners Association Convention, Donlin Gold's Permitting and Environmental Manager Enric Fernandez was awarded the Alaska Miners Association Environmental Stewardship Award while the Donlin Gold team received the Alaska Miners Association Hard Hat Safety award – recognizing the team's outstanding dedication to safety, teamwork and care for one another.

Environment and social investments

NOVAGOLD is committed to education, community wellness, cultural preservation, ecological stewardship, and best practices that enhance the economic, health, and social well-being of our employees, the people of the Y-K region, and surrounding communities. Donlin Gold supports these efforts through fisheries studies, environmental activities, subsistence initiatives, and grants, while recognizing the importance of the region's traditions and subsistence way of life, where environmental health is paramount.

Meaningful collaboration was deepened with the Native Village of Napaimute, with Donlin Gold extending financial assistance to maintain the Kuskokwim River Ice Road — a pivotal winter infrastructure that ensures the safe transport of residents to community events and serves as a conduit of economic activity for the Kuskokwim River communities. Additionally, Donlin Gold pursued its support of and participation in the Alaska Safe Riders initiative, which promotes the secure use of snowmachines, all-terrain vehicles, and recreational off-road vehicles. Financial assistance was also provided to Camp Fire Alaska, an organization dedicated to offering summer camps and programs to youth in rural communities across Alaska. Activities included music, sports, science, field trips, and numerous outdoor recreation opportunities.

Donlin Gold continued its participation and support of the Kuskokwim River summer safety Program with NOVAGOLD team members, traveling with 2019 Iditarod champion and Donlin Gold employee, Pete Kaiser. Together, they visited seven villages in the Y-K region to distribute life jackets and promote water safety among local residents. That same month, Donlin Gold extended its support to 47 communities for the annual "Clean-up Greenup" program.

NOVAGOLD and Donlin Gold also provided financial support to the Alaska Community Foundation to aid community recovery efforts in the region following Typhoon Halong. They also partnered with the AVCP Regional Housing Authority to provide generators and insulation.

Over the year, Donlin Gold further engaged in a variety of community events and initiatives that celebrate cultural preservation, strengthen stakeholder relationships, and promote the economic and social well-being of the Y-K region. These included Calista's Shareholder Relations Committee meetings, the Alaska Federation of Natives convention, village gatherings such as Napaimute's annual event, Nikolai Elder Food Program and School Carnival, RuralCap McGrath's Bluegrass Festival, the Alaska Native Heritage Center's 2025 Garden Party, the Aniak Traditional Council Annual Fair, Kalskag's Culture Camp, Calista's Golf Tournament, the Kwethluk Church Event, and the Napaskiak Summer Festival.

Donlin Gold continues to support a range of educational programs, including Crooked Creek's Traditional Council Summer Youth Employment Program, Alaska Resource Education, collaborating with the Lower Kuskokwim School District to host an annual College & Career Fair, EXCEL Alaska, and Covenant House Alaska's Bethel Jobs for American Graduates program, which helps high school graduates transition to postsecondary education and employment.

Throughout the year, Donlin Gold supported local sports initiatives, including the Alaska School Activities Association, Special Olympics Alaska, the Donlin Gold Invitational Basketball Tournament at Bethel Regional High School, The Iditarod Sled Dog Trail Race, Iron Dog Race and Y-K mushers Isaac Underwood, Mike Williams Jr., and Pete Kaiser.

Donlin Gold also continued to build on the progress of its aquatic habitat restoration project at Snow Gulch, which began in 2021 and is improving access and habitat for resident fish in areas affected by historic placer mining. Further development and restoration of the inlet channel were carried out in 2025 to help restore natural habitat conditions in support of aquatic life.

Permitting

Donlin Gold is a federally permitted project on private land designated for mining activities by Calista Corporation, owner of the mineral rights, and The Kuskokwim Corporation (TKC) owner of the surface estate. Permitting in Alaska is a substantial undertaking supported by a diligent, thorough, transparent, and inclusive process for all involved, including stakeholders from the Y-K region.

Comments from ADNR on the preliminary design packages are anticipated in 2026. BGC Engineering has been appointed as the contractor for the Detailed Design Packages. The Detailed Design Packages are anticipated to be completed by the end of 2026/early 2027 with potential issuance of the Dam Safety Certificates in 2028.

Litigation

On September 20, 2021, Earthjustice, representing ONC, Cook Inletkeeper, and three Y-K villages, filed an appeal of the State pipeline ROW authorization in Alaska Superior Court. On April 12, 2023, the Alaska Superior Court affirmed the Alaska Department of Natural Resources' ("ADNR") issuance of the ROW lease in the Earthjustice case. Earthjustice appealed the Superior Court's decision to the Alaska Supreme Court. On May 25, 2022, Earthjustice, representing ONC and five Y-K villages, filed an appeal of ADNR's issuance of certain water rights permits to Donlin Gold in Alaska Superior Court. After briefing and oral argument, on September 1, 2023, the Alaska Superior Court affirmed ADNR's decision on Donlin Gold's water rights permits. On October 2, 2023, Earthjustice appealed the Superior Court's decision to the Alaska Supreme Court. Earthjustice's opening brief was submitted to the Alaska Supreme Court on January 4, 2024. Response briefs from the State of Alaska and Donlin Gold were completed in April 2024, and Earthjustice subsequently filed their reply brief in May 2024. Briefing on Earthjustice's appeal of the Alaska Superior Court affirmation of ADNR's issuance of the State pipeline ROW lease to the Alaska Supreme Court was completed in February 2024. On November 14, 2025, Donlin Gold welcomed the Alaska Supreme Court's decision affirming both the project's water rights permits for the mine and the Department of Natural Resources' approval of the State's ROW for the state-owned lands portion of the proposed 316-mile natural gas pipeline. The ruling validates the State of Alaska's thorough review process and reinforces that the project can move forward in a manner that safeguards the lands, waters, and communities of the Yukon-Kuskokwim and southcentral regions.

NOVAGOLD continues to support the State of Alaska in defending the Department of Environmental Conservation's ("ADEC") Clean Water Act Section 401 Water Quality Certification ("401 Certification"), which is the only remaining challenge to Donlin Gold's permits in state court. On May 6, 2025, the Alaska Superior Court upheld ADEC's issuance of the 401 Certification. Earthjustice filed an appeal in the Alaska Supreme Court and filed their opening brief on September 16, 2025. Donlin Gold's and the State of Alaska's briefs were filed on November 25, 2025, and Earthjustice's reply brief was filed on January 9, 2026.

On April 5, 2023, Earthjustice representing ONC and six Y-K villages filed suit against the U.S. government in the U.S. District Court for Alaska (the "Federal District Court") asking the Federal District Court to invalidate the Donlin Gold JROD, which included the Corps' issuance of the 404 permit and the Department of Interior, Bureau of Land Management's issuance of the ROW lease for the portions of the pipeline on Federal lands. The U.S. Department of Justice ("DOJ") is defending the issuance of the permits by those Federal agencies. The State of Alaska, Donlin Gold, and Calista were granted intervenor status in this case. The DOJ filed their brief supporting the issuance of the JROD and the sufficiency of the environmental analysis in the Final Environmental Impact Statement on April 2, 2024. Amicus briefs supporting the project were filed by the village of Crooked Creek and the Alaska federal Congressional delegation. Oral arguments were held on June 24, 2024, and the Federal District Court issued a decision on September 30, 2024. The decision rejected the plaintiffs' arguments on two of the three issues raised in the litigation but agreed with plaintiffs that the federal agencies took too narrow of a view in analyzing the impact of a theoretical release from the tailings' storage facility. The Federal District Court requested supplemental briefing on the appropriate remedy for addressing this issue. On October 7, 2024, the plaintiffs filed a request for reconsideration on one of the issues on which the Federal District Court had ruled against the plaintiffs and, at DOJ's request, the Federal District Court suspended the schedule for briefing on the appropriate remedy until after the Federal District Court ruled on plaintiffs' motion for reconsideration. On December 23, 2024, the Federal District Court denied plaintiffs' request for reconsideration. Remedy briefing was completed in March 2025 and oral argument on remedy was held May 9, 2025. On June 10, 2025, the Federal District Court issued an order denying Earthjustice's request to vacate the permits and remanding the case to the agencies to supplement the NEPA analysis on the narrow issue regarding the analysis of a potential larger release from the tailings storage facility. The Court retained jurisdiction over the case during the remand and ordered the agencies to file periodic status updates with the court. USACE, in consultation with BLM and other federal agencies, will be the lead agency for this Supplemental Environmental Impact Statement ("SEIS") process to ensure a transparent, science-based review that provides the public and decision-makers with complete and accurate information. On October 27, 2025, Donlin Gold was also formally accepted into the FAST-41 program, a federal initiative that increases transparency, accountability, and predictability in permitting, and the project is now listed on the Federal Permitting Dashboard in connection with the SEIS. The USACE has submitted a schedule to the Permitting Council for completion of the supplemental analysis in mid-2027.

To date, all permits and approvals granted to Donlin Gold by federal and state agencies remain in place while the legal challenges described above proceed. We recognize the importance of preparedness and organization on these matters. Donlin Gold and its owners continue their unwavering support of the state and federal agencies in defending their thorough and diligent permitting processes, including working with the federal agencies and all stakeholders on an appropriate remedy to address the Federal District Court's remand decision.

Other remediation

During 2025, $219,524 in remediation expenditures were incurred for fieldwork at the historic former New Gold House property in Nome, Alaska, including re-seeding, sampling and monitoring. Monitoring, sampling and maintenance work (as needed, based on monitoring results) is planned for the 2026 field season.

Consolidated Financial Results for Fiscal 2025

The details of our *Net loss* are set forth below*:*

	Years ended November 30,		
	2025	2024	Change
Net loss	$(94,659)	$(45,621)	$(49,038)
Net loss per common share, basic and diluted	$(0.25)	$(0.14)	$(0.11)

Net loss in fiscal 2025 increased by $49.0 million from the comparable prior year period primarily due to a $39.6 million non-cash, non-recurring charge related to warrants issued under a backstop commitment agreement signed on April 22, 2025 concurrent with the announcement of the Donlin Gold Transaction as well as $9.0 million of higher Donlin Gold field expenses. Other items leading to an increase in net loss in fiscal 2025 include higher general and administrative expenses and lower interest income on cash and term deposits.

Donlin Gold expenses recognized during fiscal 2025 were higher with increased site activity at Donlin Gold in 2025 compared to 2024 when field work activities were minimal and due to the Company's share of Donlin Gold expenditures increasing by 10% to 60% starting in the third quarter. General and administrative expenses increased by $0.4 million in fiscal 2025 from the comparable prior year period primarily due to higher professional fees partially offset by lower share-based compensation. Professional fees increased by $0.9 million in fiscal 2025 as a result of the closing of the Donlin Gold Transaction as well as costs incurred to prepare updated NI 43-101 and S-K 1300 technical reports for the Donlin Gold project.

Costs of $9.1 million incurred during the second and third quarter mainly for investment banking and legal fees related to the Donlin Gold Transaction have been capitalized to the Company's *Investment in Donlin Gold* along with $201.0 million of consideration paid to Barrick for the acquisition of an additional 10% interest in Donlin Gold.

2026 Fourth Quarter Results

Net loss during the fourth quarter of fiscal 2025 was $15.6 million which was $4.1 million higher than the comparative prior year period. The increase in net loss primarily resulted from higher Donlin Gold expenses recognized during fiscal 2025 and higher professional fees, both due to the same factors noted in the fiscal 2025 results above.

Liquidity and Capital Resources

Liquidity overview

The Company monitors its liquidity and capital resources on a regular basis to ensure it has sufficient liquidity and capital resources to meet its current operating and capital requirements.

As of November 30, 2025, the Company had cash resources comprising cash and cash equivalents, term deposits, and marketable securities totaling approximately $120 million, which are sufficient to cover the anticipated funding costs in respect of the Donlin Gold project and corporate general and administrative costs for at least the next twelve months.
In 2026, NOVAGOLD's pro-rata share of Donlin Gold expenditures is expected to increase from fiscal 2025 levels over the coming two years with the commencement of work associated with its BFS. Depending on the timing of these costs and the Company's decisions regarding when to commence detailed engineering and its option to prepay the Barrick promissory note, the Company expects to raise additional capital at some point to support these activities. As a result of a delinquent filing of a Form 8-K in June 2025, NOVAGOLD will not be eligible to use a Form S-3 registration statement to register its securities with the SEC until July 2026. This may adversely impact the Company's ability to raise capital prior to that time.

Future funding to support fully developing the Donlin Gold project is anticipated to include, among of things, a combination of corporate debt and equity, project specific debt, and potentially a royalty, stream and government support. NOVAGOLD's continued operations, in the longer term, are dependent on its ability to generate future cash flows and maintain sufficient capital resources. There is no assurance that the Company will be successful in its efforts to raise additional capital on favorable terms, or at all. For further information, see section *Item 1A. Risk Factors – Our ability to continue the exploration, permitting, and development of the Donlin Gold project, to complete the Bankable Feasibility Study for the Donlin Gold project, to fund construction of the Donlin Gold project, and to continue as a going concern, will depend in part on our ability to obtain suitable financing.*

NOVAGOLD's anticipated expenditures in fiscal year 2026 are approximately $98.5 million, including $78.8 million to fund the Donlin Gold project, and $19.7 million for corporate general and administrative costs.

The Company's financial position includes the following as of November 30, 2025:

- Cash and cash equivalents of $110,143, primarily held at three large Canadian chartered banks with investment grade credit ratings.
- Term deposits of $5,000 held at a large U.S. bank with investment grade credit ratings and maturities of less than one year.
- Marketable securities of $4,406 traded on active markets.
- Promissory note payable to Barrick of $166.3 million, including accrued interest at U.S. prime plus 2%, compounded semi-annually. The promissory note and accrued interest are payable from 85% of distributed processed products, cash and other assets, and payments of 5% of certain net proceeds specified in the promissory note. On June 3, 2025 the Company entered into an amended and restated secured promissory note with Barrick that provides the Company with an option to prepay the promissory note in full for $100 million on or before December 3, 2026. Absent a prepayment of the promissory note in 2026, at the current interest rate of 8.75%, interest on the note in fiscal year 2026 will total approximately $14.9 million.

Cash flows

During fiscal 2025, cash equivalents increased by $67.9 million primarily due to $270.8 million in proceeds from a public equity offering and concurrent private placement, net of $11.2 million of issuance costs and $54.0 million in net redemptions of term deposits partially offset by $210.1 million paid to complete the Donlin Gold Transaction, $22.5 million in Donlin Gold funding and corporate general and administrative costs.

Cash used in operating activities during fiscal 2025 was $1.4 million higher than the comparative prior year period. Cash used in investing activities during fiscal 2025 increased by $186.9 million from the comparative prior year period primarily due to $210.1 million paid to complete the Donlin Gold Transaction and $10.0 million in incremental Donlin Gold funding partially offset by $33.0 million in net redemptions of term deposits. Funding of Donlin Gold was higher in fiscal 2025 due to increased site activity than the comparative prior year period when field work activities were minimal and due to the Company's 10% increased Donlin Gold funding obligation starting in the third quarter.

Cash generated from financing activities increased by $259.7 million primarily due to $243.8 million in proceeds from a May 2025 public equity offering and concurrent private placement, net of $9.7 million of issuance costs and $26.9 million in proceeds from the exercise of an underwriter's overallotment option on the May 2025 equity offering, net of $1.4 million of issuance costs. The PSU awards that matured and vested in December 2024 at 25% of the grant amount were settled with the issuance of net common shares. The issuance of common shares in lieu of a cash payout represents a non-cash financing activity.

Outstanding share data

As of January 16, 2026, the Company had 406,994,531 common shares issued and outstanding. Also, as of January 16, 2026, the Company had: i) a total of 25,500,000 warrants outstanding with an exercise price of $3.00 per share; ii) a total of 9,504,633 stock options outstanding; 8,237,633 with a weighted-average exercise price of $5.36 per share and the remaining 1,267,000 of those stock options with a weighted-average exercise price of C$6.97 per share; and iii) 1,578,800 PSUs; and iv) 315,953 deferred share units outstanding. Upon exercise or pay out, as applicable, of the foregoing convertible securities, the Company would be required to issue a maximum of 37,688,786 common shares.

Related party transactions

The Company provided management and administrative services to Donlin Gold for $1.2 million in 2025 ($0.7 million in 2024). As of November 30, 2025, the Company had accounts receivable from Donlin Gold of $1.0 million (November 30, 2024: $0.2 million) included in *Other current assets*. Subsequent to November 30, 2025, the accounts receivable balance has been fully settled.

As consideration for providing a backstop commitment to the Company on April 22, 2025, NOVAGOLD issued Backstop Warrants (Note 11) to three institutional investors, one of which was Electrum. The Backstop Warrants have an estimated aggregate fair value of $39.6 million. Electrum received 6,375,000 Backstop Warrants having a fair value of approximately $9.9 million. Dr. Thomas

Kaplan, NOVAGOLD's Chairman of the Board, is the Chairman and Chief Executive Officer of The Electrum Group LLC, an affiliate of Electrum. Electrum is the largest shareholder of NOVAGOLD.

Additionally, Electrum was one of two institutional investors who participated in a private placement that closed concurrent with the May 2025 public equity offering at the same price as the public equity offering. Electrum purchased 13,333,334 shares of NOVAGOLD in the private placement.

Critical Accounting Policies

We believe the following accounting policies are critical to our financial statements due to the degree of uncertainty regarding the judgements or assumptions involved and/or the magnitude of the asset, liability, or expense being reported.

Contingent note receivable

A portion of the consideration from the Company's 2018 sale of Galore Creek to a subsidiary of Newmont Corporation ("Newmont") included a $75,000 note receivable, contingent upon the approval of a Galore Creek project construction plan by the owner(s) (see Note 4 to the financial statements). The Company has not assigned a value to the contingent note receivable as management determined that the approval of the Galore Creek project construction was not probable as of the closing of the Galore Creek sale or in subsequent periods. The contingent note will be recognized when, in management's judgement, it is probable that the payment will occur, and that the amount recorded will not reverse in subsequent periods.

Investment in affiliates

Investments in unconsolidated ventures over which the Company has the ability to exercise significant influence, but does not control, are accounted for under the equity method and include the Company's investment in the Donlin Gold project. The Company identified Donlin Gold as a Variable Interest Entity ("VIE") as it is dependent on funding from its owners. Historically, all funding, ownership, voting rights, and power was shared equally on a 50/50 basis between the owners of the VIE. On June 3, 2025, the Company increased its ownership interest in Donlin Gold to 60% (see Note 5 to the financial statements) resulting in the funding and ownership being shared on a 60/40 basis between the Company and its new Donlin Gold partner. However, the power to exercise control and direct the activities of Donlin Gold continues to be shared equally on a 50/50 basis between the Company and its new Donlin Gold partner. As such, the Company has determined it continues to not be the primary beneficiary of the VIE.

The Company's maximum exposure to loss is its investment in Donlin Gold of $213.2 million as of November 30, 2025. The Company reviews and evaluates its investment in the Donlin Gold project for other than temporary impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Events that could indicate impairment of an investment in an affiliate include a significant decrease in long-term expected gold price, a significant increase in expected operating or capital costs, unfavorable exploration results or technical studies, a significant decrease in reserves, a loss of significant mineral claims, or a change in the development plan or strategy for the project. Management reviewed potential impairment indicators and determined that there were none as of November 30, 2025.

Share-based compensation

We grant share-based compensation awards in exchange for employee services, including a stock option plan and a performance share unit ("PSU") plan. The fair value of awards granted under the plans are recognized in the *Consolidated Statements of Loss* over the related service period. The fair values of stock options are estimated at the time of each grant using a Black-Scholes option pricing model, and the fair values of PSUs are measured at each grant date using a Monte Carlo valuation model. The fair value estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option and PSU grants, estimates of forfeitures, the Company's performance, and the Company's performance in relation to its peers.

We grant members of the Board deferred share units ("DSUs") whereby each DSU entitles the directors to receive one common share of the Company or the market value thereof in cash, at the Company's option, when they retire from service with the Company. The fair value of the DSUs is measured at the date of the grant in amounts ranging from 50% to 100% of directors' annual retainers at the election of the directors. The fair value is recognized in the *Consolidated Statements of Loss* at the time of grant over the related service period.

In 2025, we incurred $6.7 million in share-based compensation costs, a decrease of $0.5 million from the prior year primarily due to the timing of share-based compensation issuance and the forfeiture of options and performance share units following the departure of certain employees during the prior year.

During 2025, we had 408,400 PSU awards that vested at 25% of the grant amount and 79,065 DSU awards that vested and were settled with the issuance of common shares. As of November 30, 2025, we had $4.4 million of unrecognized compensation cost related to 5,308,654 non-vested stock options expected to be expensed and vest over a period of approximately 2.7 years. Also, as of November 30, 2025, we had 2,074,300 non-vested PSU awards outstanding of which 495,500 were fully expensed and vested in December 2025 without meeting the performance payout criteria. The remaining 1,578,800 non-vested PSU awards with $4.0 million of unrecognized compensation cost will be expensed over a period of approximately 2.4 years.

Quantitative and Qualitative Disclosures about Market Risk

Our financial instruments are exposed to certain financial risks, including credit and interest rate risks.

Credit risk

Concentration of credit risk exists with respect to our cash and cash equivalents, and term deposit investments. All term deposits are held at two Canadian chartered banks and one large U.S. bank with investment grade credit ratings and maturities of less than one year.

Interest rate risk

The interest rate on the promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as of November 30, 2025, and assuming all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of approximately $1.7 million in the interest accrued on the promissory note per annum.

NYSE American Option Disclosure

As of December 1, 2024, there were 17,915,840 stock options available for grant pursuant to our 2004 Stock Award Plan, as amended, and as of November 30, 2025, there were 22,890,801 stock options available for grant. No outstanding stock option grants were repriced for any reason during fiscal year 2025.

NOVAGOLD RESOURCES INC.

Directors, Executive Officers and Corporate Governance

The following sets forth certain information with respect to our directors and executive officers as of November 30, 2025.

Name, Position	Principal Occupation	Principal Business of Employer
Dr. Elaine Dorward-King [1]	Corporate Director	Mining
Ali Erfan [1]	Vice-Chairman of The Electrum Group LLC	Investment advisory and asset management
Dr. Thomas Kaplan [1]	Chairman, Chief Executive Officer and Chief Investment Officer of The Electrum Group LLC	Investment advisory and asset management
Hume Kyle [1]	Corporate Director	Mining
Gregory Lang [1][2]	President and Chief Executive Officer of NOVAGOLD RESOURCES INC.	Mining
Kalidas Madhavpeddi [1]	President of Azteca Consulting LLC	Mining
Kevin McArthur [1]	Corporate Director	Mining
Daniel Muñiz Quintanilla [1]	Chairman of Sinda Ltd., Vice-Chairman of Sunshine Silver Mining & Refinery Company and Founding Partner, Axkan Capital Partners S.L.	Infrastructure Financing
Ethan Schutt [1]	Chief Legal Officer and Executive Vice President of Bristol Bay Native Corporation	Economic Development
Dawn Whittaker [1]	Corporate Director	Mining
Peter Adamek [2]	Vice President and Chief Financial Officer, NOVAGOLD RESOURCES INC.	Mining

[1] Director of NOVAGOLD RESOURCES INC.
[2] Executive officer of NOVAGOLD RESOURCES INC.

NOVAGOLD RESOURCES INC.

Financial Statements and Supplementary Data

Financial Statements

The Report of Independent Registered Public Accounting Firm and the accompanying consolidated financial statements begin on page 24 below.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements or information within the meaning of Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995 concerning anticipated results and developments in our operations in future periods, planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, anticipated timing of updated reports and/or studies, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, anticipated timing and impact of certain judicial and/or administrative decisions, continued support of the state and federal permitting process, future capital raising activities and their related dilutive effects, sufficiency of working capital, timelines, strategic plans, including our plans and expectations relating to the Donlin Gold (as defined below) project, permitting and the timing thereof, the Company's market price, market prices for precious metals, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

- our ability to achieve production at the Donlin Gold project;
- dependence on cooperation of co-owner in exploration and development of the Donlin Gold project;
- expectations regarding future gold prices and demand;
- estimated capital costs, operating costs, production and economic returns;
- estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying our mineral resource and mineral reserve estimates;
- our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
- assumptions that all necessary permits and governmental approvals will be obtained and retained, and the timing of such approvals;
- assumptions made in the interpretation of drill results, the geology, grade and continuity of our mineral deposits;
- our expectations regarding demand for equipment, skilled labor and services needed for the Donlin Gold project;
- our activities not being adversely disrupted or impeded by development, operating or regulatory risks;
- our expectations regarding the timing and outcome of certain judicial and/or administrative decisions, including but not limited to the appeals to: (i) the federal Joint Record of Decision ("JROD") and permits issued by the U.S. Army Corps of Engineers ("Corps") and U.S. Bureau of Land Management ("BLM"), and (ii) the State Clean Water Act Section 401 Certification (as defined below); and
- our ability to fund the feasibility study update.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

- uncertainty of whether there will ever be production at the Donlin Gold project;
- risks related to cooperation with our co-owner on which we depend for Donlin Gold project activities;
- ownership of the membership interests contractually reduced;
- risks related to failure of maintaining an effective system of disclosure controls;
- our history of losses and expectation of future losses;
- our concentrated property portfolio;
- risks related to our ability to finance the development of the Donlin Gold project through external financing, strategic alliances, the sale of property interests or otherwise;
- uncertainty of estimates of capital costs, operating costs, production and economic returns, including the impact of inflation thereon;
- commodity price fluctuations;
- risks related to market events and general economic conditions;
- risks related to opposition to operations at our mineral exploration and development properties from non-governmental organizations ("NGOs") or civil society;
- the risk that permits and governmental approvals necessary to develop and operate the Donlin Gold project will not be available on a timely basis, subject to reasonable conditions, or at all;
- uncertainties relating to the assumptions underlying our mineral reserve and mineral resource estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
- risks related to the inability to develop or access the infrastructure required to construct and operate the Donlin Gold project;
- uncertainty related to title to the Donlin Gold project;
- risks related to our largest shareholder;
- risks related to conflicts of interests of some of the directors and officers of the Company;
- risks related to the need for reclamation activities on our properties and uncertainty of cost estimates related thereto;
- credit, liquidity, interest rate and currency risks;
- mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with, or interruptions in, development, construction or production;
- risks related to changes in governmental regulation and uncertainties resulting from changes being implemented by the current U.S. federal administration including, but not limited to, the stability of pre-existing tax regimes and tariffs;
- risks related to environmental laws and regulations;
- risks related to our insurance;
- risks related to title and other rights to our mineral properties;
- risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of the Donlin Gold project, and related cost increases;
- our need to attract and retain qualified management and technical personnel;
- uncertainty as to the outcome of potential litigation;
- risks related to the effects of global climate change on the Donlin Gold project;
- risks related to information technology systems;
- risks related to cybersecurity attacks and breaches; and
- risks related to the Company's status as a "passive foreign investment company" in the United States.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Report on Form 10-K under the heading "Risk Factors" and elsewhere.

Our forward-looking statements contained in this Annual Report on Form 10-K are based on the beliefs, expectations, and opinions of management as of the date of this report. We do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOVAGOLD RESOURCES INC.

Additional Information

Additional information relating to the Company is available on the Company's website at www.novagold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Company will furnish to shareholders, free of charge, a hard copy of the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2025, including the financial statements and financial statement schedules, upon request to Investor Relations at NOVAGOLD RESOURCES INC., 400 Burrard Street, Suite 1860, Vancouver, British Columbia, V6C 3A6, Canada, Telephone 604-669-6227, Toll-Free 866-669-6227, Fax 604-669-6272.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of NOVAGOLD RESOURCES INC.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NOVAGOLD RESOURCES INC. and its subsidiaries (the Company) as of November 30, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, equity (deficit) and cash flows for each of the three years in the period ended November 30, 2025, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of November 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of the contingent note receivable
As described in Notes 2 and 4 to the consolidated financial statements, on July 27, 2018, the Company sold its interest in the Galore Creek project (the sale). As part of the consideration for the sale, the Company received a $75 million note (the contingent note receivable), which is contingent upon the approval of a Galore Creek project construction plan by the owner(s). The Company has not assigned a value to the contingent note receivable as management determined that Galore Creek project construction approval was not probable as at the closing of the Galore Creek sale or in subsequent periods. Management's assessment did not change as of November 30, 2025. The contingent note will be recognized when, in management's judgment, it is probable that the payment will occur, and that the amount recorded will not reverse in future periods.

The principal considerations for our determination that performing procedures relating to the recognition of the contingent note receivable is a critical audit matter are the judgment by management when determining if recognition was required, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures and evaluating management's assessment of the probability of whether a Galore Creek project construction plan will be approved.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of the basis for recognizing the contingent note receivable. These procedures also included, among others, evaluating the reasonableness of management's assessment regarding the probability of the owner(s) of the project approving the Galore Creek project construction plan. This included considering both publicly available information and the latest annual progress report provided by the owners of the project to the Company under the terms of the sale agreement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
January 21, 2026

We have served as the Company's auditor since 1984.

NOVAGOLD RESOURCES INC.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	As of November 30,	
	2025	2024
ASSETS		
Cash and cash equivalents	$110,143	$42,224
Term deposits	5,000	59,000
Other assets (Note 6)	2,344	1,530
Current assets	117,487	102,754
Investment in Donlin Gold (Note 5)	213,202	2,597
Other assets (Note 6)	5,224	4,402
	$335,913	$109,753
LIABILITIES		
Accounts payable and accrued liabilities	$1,981	$1,371
Accrued payroll and related benefits	2,656	2,482
Income taxes payable	—	220
Other liabilities (Note 9)	301	413
Current liabilities	4,938	4,486
Promissory note (Note 7)	166,296	151,522
Other liabilities (Note 9)	885	1,161
	172,119	157,169
EQUITY (DEFICIT)		
Common shares		
Authorized – 1,000 million shares, no par value		
Issued and outstanding – 406.9 and 334.6 million shares, respectively	2,251,741	1,989,245
Contributed surplus	136,690	93,377
Accumulated deficit	(2,199,591)	(2,104,932)
Accumulated other comprehensive loss	(25,046)	(25,106)
	163,794	(47,416)
	$335,913	$109,753

Commitments and contingencies (Notes 7, 8 and 9)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Gregory A. Lang   /s/ Hume Kyle

NOVAGOLD RESOURCES INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(U.S. dollars in thousands except per share amounts)

| | Years ended November 30, | | |
	2025	2024	2023
Operating expenses:			
General and administrative (Note 13)	$25,378	$24,936	$21,783
Equity loss – Donlin Gold (Note 5)	21,912	12,921	18,529
	47,290	37,857	40,312
Loss from operations	(47,290)	(37,857)	(40,312)
Other (expense) income:			
Warrant expense (Note 11)	(39,607)	—	—
Interest expense – promissory note (Note 7)	(14,774)	(14,774)	(13,063)
Interest and dividend income	5,114	5,378	5,791
Accretion of notes receivable (Note 4)	—	—	579
Remediation expense	—	(339)	(541)
Other income, net (Note 15)	1,898	2,695	782
Loss before income taxes	(94,659)	(44,897)	(46,764)
Income tax recovery (expense) (Note 16)	—	(724)	(39)
Net loss	(94,659)	(45,621)	(46,803)
Other comprehensive income (loss):			
Foreign currency translation adjustments	60	(635)	(54)
Comprehensive loss	$(94,599)	$(46,256)	$(46,857)
Net loss per common share – basic and diluted	$(0.25)	$(0.14)	$(0.14)
Weighted average shares outstanding			
Basic and diluted (thousands)	374,702	334,458	334,057

The accompanying notes are an integral part of these consolidated financial statements.

NOVAGOLD RESOURCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Years ended November 30,		
	2025	2024	2023
Operating activities:			
Net loss	$(94,659)	$(45,621)	$(46,803)
Adjustments:			
Equity loss – Donlin Gold	21,912	12,921	18,529
Share-based compensation	6,696	7,237	8,731
Warrant Expense (Note 11)	39,607	—	—
Remediation expense	—	339	541
Accretion of notes receivable	—	—	(579)
Interest expense on promissory note	14,774	14,774	13,063
Gain on sale of mineral property	—	(743)	(556)
Change in fair value of marketable securities	(2,011)	(1,436)	(269)
Foreign exchange (gain) loss	132	(516)	43
Other operating adjustments	20	35	49
Change in operating assets and liabilities			
Other assets	(842)	(100)	694
Accounts payable and accrued liabilities	610	708	(62)
Accrued payroll and related benefits	173	(309)	268
Income taxes payable	(220)	226	—
Remediation liability	(220)	(157)	(1,435)
Net cash used in operating activities	(14,028)	(12,642)	(7,786)
Investing activities:			
Proceeds from term deposits	59,000	140,000	148,000
Purchases of term deposits	(5,000)	(119,000)	(166,000)
Funding of Donlin Gold	(22,467)	(12,447)	(17,752)
Investment in Donlin Gold (Note 5)	(210,050)	—	—
Proceeds from notes receivable	—	—	25,000
Proceeds from disposal of equity securities (Note 15)	952	59	—
Proceeds from sale of mineral property (Note 4)	—	743	556
Other	—	—	(132)
Net cash provided by (used in) investing activities	(177,565)	9,355	(10,328)
Financing activities:			
Equity issuances (Note 11)	270,754	—	—
Equity issuance costs (Note 11)	(11,168)	—	—
Withholding tax on share-based compensation	(81)	(174)	—
Net cash provided by (used in) financing activities	259,505	(174)	—
Effect of exchange rate changes on cash and cash equivalents	7	(64)	(19)
Net change in cash and cash equivalents	67,919	(3,525)	(18,133)
Cash and cash equivalents at beginning of year	42,224	45,749	63,882
Cash and cash equivalents at end of year	$110,143	$42,224	$45,749

The accompanying notes are an integral part of these consolidated financial statements.

NOVAGOLD RESOURCES INC.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
(U.S. dollars and shares in thousands)

	Common shares		Contributed surplus	Accumulated deficit	AOCL*	Total equity (deficit)
	Shares	Amount				
November 30, 2022	333,753	$1,983,962	$82,866	$(2,012,508)	$(24,417)	$29,903
Share-based compensation	—	—	8,731	—	—	8,731
Deferred share units (DSUs) settled in shares	48	246	(246)	—	—	—
Stock options exercised	446	2,730	(2,730)	—	—	—
Net loss	—	—	—	(46,803)	—	(46,803)
Other comprehensive loss	—	—	—	—	(54)	(54)
November 30, 2023	334,247	$1,986,938	$88,621	$(2,059,311)	$(24,471)	$(8,223)
Share-based compensation	—	—	7,237	—	—	7,237
Performance share units (PSUs) settled in shares	149	800	(800)	—	—	—
DSUs settled in shares	47	224	(224)	—	—	—
Stock options exercised	124	1,283	(1,283)	—	—	—
Withholding tax on PSUs	—	—	(174)	—	—	(174)
Net loss	—	—	—	(45,621)	—	(45,621)
Other comprehensive loss	—	—	—	—	(635)	(635)
November 30, 2024	334,567	$1,989,245	$93,377	$(2,104,932)	$(25,106)	$(47,416)
Share-based compensation	—	—	6,697	—	—	6,697
Equity offerings, net (Note 11)	72,201	259,586	—	—	—	259,586
PSUs settled in shares	79	2,130	(2,130)	—	—	—
DSUs settled in shares	79	377	(377)	—	—	—
Stock options exercised	6	403	(403)	—	—	—
Withholding tax on PSUs	—	—	(81)	—	—	(81)
Warrants (Note 11)	—	—	39,607	—	—	39,607
Net loss	—	—	—	(94,659)	—	(94,659)
Other comprehensive income	—	—	—	—	60	60
November 30, 2025	406,932	$2,251,741	$136,690	$(2,199,591)	$(25,046)	$163,794

* Accumulated other comprehensive loss

The accompanying notes are an integral part of these consolidated financial statements

NOTE 1 – THE COMPANY

NOVAGOLD RESOURCES INC. and its affiliates and subsidiaries (collectively, "NOVAGOLD" or the "Company") operate in the mining industry, focused on the exploration for and development of gold mineral properties. The Company's principal asset is a 60% interest in the Donlin Gold project in Alaska, USA. The Company has no realized revenues from its principal asset. The Donlin Gold project is owned and operated by Donlin Gold LLC ("Donlin Gold"), a limited liability company that is owned by wholly-owned subsidiaries of NOVAGOLD and Donlin Gold Holdings LLC, a subsidiary of Paulson Advantage Plus Master Ltd. and Paulson Partners LP (together, "Paulson"). Prior to June 3, 2025, Donlin Gold was owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Mining Corporation ("Barrick"). See Note 5 regarding changes to Donlin Gold ownership on June 3, 2025.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation

The Consolidated Financial Statements include the accounts of NOVAGOLD RESOURCES INC. and its wholly-owned subsidiaries including NOVAGOLD U.S. Holdings Inc., NOVAGOLD Resources Alaska Inc., NOVAGOLD USA, Inc., and AGC Resources Inc. On December 1, 2024, NovaGold (Bermuda) Alaska Limited, NovaGold Resources (Bermuda) Limited and NovaGold Argentina Inc., subsidiaries of the Company, were amalgamated with NOVAGOLD. All inter-company transactions and balances are eliminated on consolidation.

The Consolidated Financial Statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of the Company's Consolidated Financial Statements in accordance with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of expenses during the reporting period. The Company bases its estimates and assumptions on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from the amounts recorded in these Consolidated Financial Statements.

The functional currency of the Company is the U.S. dollar. Prior to April 22, 2025, the functional currency of NOVAGOLD RESOURCES INC., the parent company, was the Canadian dollar. Management reassessed the functional currency of the parent company, NOVAGOLD RESOURCES INC., and determined that as of April 22, 2025, given the increasing prevalence of U.S. dollar denominated activities and financing transactions, its functional currency changed from the Canadian dollar to the U.S. dollar. Prior to April 22, 2025, the effects of translating the Company's Canadian operations from the Canadian dollar to the U.S. dollar were recorded in *Other comprehensive income (loss)* and *Accumulated other comprehensive loss*. The change in functional currency was accounted for prospectively from April 22, 2025, and prior period consolidated financial statements were not restated. Previously recorded cumulative translation adjustments were not reversed.

References in these Consolidated Financial Statements and Notes to $ refer to United States (U.S.) dollars and C$ to Canadian dollars. Dollar amounts are in thousands, except for per share amounts.

Cash and cash equivalents

Cash and cash equivalents consist of cash balances and highly liquid investments with original maturities of three months or less. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Term deposits

The Company's term deposits are classified as held to maturity and recorded at cost. Term deposits are held at Chartered Canadian banks and U.S. banks with investment grade credit ratings and original maturities of 12 months or less. The term deposits are not traded in an active market.

Contingent note receivable

A portion of the consideration from the Company's 2018 sale of Galore Creek to a subsidiary of Newmont Corporation ("Newmont") included a $75,000 note receivable, contingent upon the approval of a Galore Creek project construction plan by the owner(s). The Company has not assigned a value to the contingent note receivable as management determined that the approval of the Galore Creek project construction was not probable as of the closing of the Galore Creek sale or in subsequent periods. The contingent note will be recognized when, in management's judgement, it is probable that the payment will occur, and that the amount recorded will not reverse in subsequent periods.

Investment in affiliates

Investments in unconsolidated ventures over which the Company has the ability to exercise significant influence, but does not control, are accounted for under the equity method and include the Company's investment in the Donlin Gold project. The Company identified Donlin Gold as a Variable Interest Entity ("VIE") as it is dependent on funding from its owners. Historically, all funding, ownership, voting rights, and power was shared equally on a 50/50 basis between the owners of the VIE. On June 3, 2025, the Company increased its ownership interest in Donlin Gold to 60% (Note 5) resulting in the funding and ownership being shared on a 60/40 basis between the Company and its new Donlin Gold partner. However, the power to exercise control and direct the activities of Donlin Gold continues to be shared equally on a 50/50 basis between the Company and its new Donlin Gold partner. As such, the Company has determined it continues to not be the primary beneficiary of the VIE. The Company's maximum exposure to loss is its equity investment in Donlin Gold.

The equity method is a basis of accounting for investments whereby the initial and any subsequent investment is recorded at cost and the carrying value is adjusted thereafter to include the investor's pro rata share of post-acquisition earnings or losses of the investee, as computed by the consolidation method. Cash funding increases the carrying value of the investment. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

Donlin Gold is a non-publicly traded equity investee owning an exploration and development project. Therefore, the Company assesses whether there has been a potential triggering event for other-than-temporary impairment by assessing the underlying assets of the equity investee for recoverability and assessing whether there has been a change in the development plan or strategy for the project. If the underlying assets are not recoverable, the Company will record an impairment charge equal to the difference between the carrying amount of the investee and its fair value.

Income taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates deferred income tax liabilities and assets for the Company, as measured by the statutory tax rates in effect. The Company derives its deferred income tax charge or benefit by recording the change in deferred income tax liabilities and asset balances for the year.

The Company's deferred income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Share-based payments

The Company records share-based compensation awards exchanged for employee services at fair value on the date of the grant and expenses the awards in the Consolidated Statements of Loss over the requisite employee service period. The fair values of stock options are determined using a Black-Scholes option pricing model. The fair values of PSUs are determined using a Monte Carlo valuation model. The Company's estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option and PSU grants, estimates of forfeitures, the Company's performance, and the Company's performance in relation to its peers.

Net income (loss) per common share

Basic and diluted income (loss) per share are presented for Net income (loss). Basic income (loss) per share is computed by dividing Net income (loss) by the weighted-average number of outstanding common shares for the period. Diluted income per share reflects the potential dilution that could occur if securities or other contracts that may require the issuance of common shares in the future were converted. Diluted income per share is computed by increasing the weighted-average number of outstanding common shares to include the additional common shares that would be outstanding after conversion and adjusting net income for changes that would result from the conversion. For periods where NOVAGOLD records a loss, the Company calculates diluted loss per share using the basic weighted average number of shares. If the diluted weighted average number of shares were used, the result would be a reduction in the loss, which would be anti-dilutive.

Recently Issued Accounting Pronouncements and Securities and Exchange Commission Rules

Updates to Reportable Segment Disclosures

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." ASU 2023-07 expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss and interim disclosures of a reportable segment's profit or loss and assets. The standard is effective for the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2025, and subsequent interim periods. The Company adopted this standard during the fourth quarter of fiscal 2025 with no material impact to its consolidated financial statements. See Note 3 – Segment Information for disclosures related to ASU 2023-07.

Updates to Income Tax Disclosure

In December 2023, the FASB issued ASU 2023-09 "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU 2023-09 enhances the transparency and decision usefulness of income tax disclosures through changes to the rate reconciliation and income taxes paid information. The standard is effective beginning with the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2026, and subsequent interim periods, with early adoption permitted. The Company is currently evaluating the impact of the guidance on the consolidated financial statements.

Updates to Expense Disclosure

In November 2024, the FASB issued ASU 2024-03 "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." ASU 2024-03 requires disaggregated disclosures of relevant income statement expenses to improve financial reporting by enhancing transparency in the notes to the financial statements, specifically regarding expense categories. The standard is effective beginning with the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2028, and subsequent interim periods, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard.

NOTE 3 – SEGMENTED INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. At present, the Company operates a single reportable segment. The chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer. The Chief Executive Officer evaluates the Company's performance based on the overall results of the Company, including the performance of its investment in the Donlin Gold project (Note 5). The Company uses a single U.S. GAAP-consistent measure of segment profit or loss with no reconciling items or measurement differences. Management has concluded that consolidated net income (loss) is the appropriate measure of segment profit or loss. The CODM does not regularly receive or review discrete segment-level expense categories separate from those presented in the consolidated statements of operations. Accordingly, no significant segment expenses are separately disclosed, as all expenses are included within the consolidated statements of loss.

NOTE 4 – NOTES RECEIVABLE

Changes in the Company's *Notes receivable* are summarized as follows:

	Years ended November 30,		
	2025	2024	2023
Balance – beginning of year	$—	$—	$24,421
Accretion of notes receivable	—	—	579
Payment received	—	—	(25,000)
Balance – end of year	$—	$—	$—

Galore Creek

On July 27, 2018, the Company sold its interest in the Galore Creek project to a subsidiary of Newmont for cash proceeds of $100,000, a $75,000 note due upon the earlier of the completion of a Galore Creek pre-feasibility study or July 27, 2021, a $25,000 note due upon the earlier of the completion of a Galore Creek feasibility study or July 27, 2023, and a contingent note for $75,000 due upon approval of a Galore Creek project construction plan by the owner(s). The Company received from Newmont $75,000 on July 27, 2021, and $25,000 on July 27, 2023.

No value was assigned to the final $75,000 contingent note. The Company determined that Galore Creek project construction approval was not probable as of the closing of the Galore Creek sale. The Company's assessment did not change as of November 30, 2025. The contingent note will be recognized when, in management's judgement, it is probable that the payment will occur, and that the amount recorded will not reverse in subsequent periods.

Minas San Roque

On November 3, 2021, the Company sold its 49% interest in the Minas San Roque project in Argentina to Marifil S.A., a subsidiary of International Iconic Gold Mines Ltd. ("Iconic") for cash proceeds of C$250 upon closing, a C$750 note receivable due on November 1, 2022, and a C$1,000 note receivable due on November 1, 2023. On closing, the Company determined the fair value of the notes was nil. Iconic completed the C$750 note repayment due on November 1, 2022 in December 2022, and the C$1,000 ($743) note repayment due on November 1, 2023 was made in January 2024.

NOTE 5 – INVESTMENT IN DONLIN GOLD

On June 3, 2025, the Company closed on a membership interest purchase agreement among Paulson, Barrick Gold U.S. Inc., Barrick (together, the "Barrick Parties"), Donlin Gold Holdings LLC (a subsidiary of Paulson), and NOVAGOLD Resources Alaska, Inc. ("NGRA"), a subsidiary of the Company, whereby the Barrick Parties sold their 50% interest in Donlin Gold to Donlin Gold Holdings LLC and NGRA, for $1,000,000 (the "Donlin Gold Transaction"). In accordance with the agreement, NGRA acquired an additional 10% interest in Donlin Gold for $200,000 and Donlin Gold Holdings LLC acquired a 40% interest in Donlin Gold for $800,000.

As part of the consideration paid for the additional 10% interest, NGRA paid an additional working capital adjustment of $980 to the Barrick Parties and incurred transaction costs of $9,070. The consideration, working capital adjustment and transaction costs were capitalized and included in the Company's *Investment in Donlin Gold*.

The Donlin Gold project is owned and operated by Donlin Gold, a limited liability company in which, effective June 3, 2025, wholly-owned subsidiaries of NOVAGOLD and Donlin Gold Holdings LLC owned a 60% and 40% interest, respectively. While the Company has a 60% economic interest in Donlin Gold following the Donlin Gold Transaction, the Company and Paulson have equal governance rights. Donlin Gold has a board of four representatives, with two representatives selected by Paulson and two representatives selected by the Company. All significant decisions related to Donlin Gold require the approval of at least a majority of the Donlin Gold board.

Changes in the Company's *Investment in Donlin Gold* are summarized as follows:

	Years ended November 30,		
	2025	2024	2023
Balance – beginning of year	$2,597	$3,071	$3,848
Acquisition of additional 10% interest in Donlin Gold	210,050		
Share of losses:			
Mineral property expenditures	(21,385)	(12,351)	(17,918)
Depreciation	(483)	(530)	(571)
Accretion	(44)	(40)	(40)
	188,138	(12,921)	(18,529)
Funding	22,467	12,447	17,752
Balance – end of year	$213,202	$2,597	$3,071

The following amounts represent the Company's 60% share of the assets and liabilities of Donlin Gold following the Donlin Gold Transaction on June 3, 2025. Subsequent to the completion of the Donlin Gold Transaction, the carrying value of the Company's investment in Donlin Gold exceeded the net assets of Donlin Gold due to the capitalization of the consideration paid to acquire an additional 10% interest of Donlin Gold and transaction costs of $9,070. Prior to June 3, 2025, the Company held a 50% economic interest in Donlin Gold and the carrying value of the Company's investment in Donlin Gold was less than the net assets of Donlin Gold as Donlin Gold capitalized Barrick's initial contribution of the Donlin Gold property at inception as *Non-current assets: Mineral property* with a cost basis of $64,000 while the Company's initial contribution to Donlin Gold consisted of historical exploration which NOVAGOLD previously expensed.

	As of November 30,	
	2025	2024
Economic interest of Donlin Gold held	60%	50%
Share of assets and liabilities of Donlin Gold held		
Current assets: Cash, prepaid expenses, and other receivables	$5,591	$3,745
Non-current assets: Right-of-use assets, property and equipment	1,295	965
Non-current assets: Mineral property	39,185	32,654
Current liabilities: Accounts payable, accrued liabilities and lease obligations	(2,688)	(1,947)
Non-current liabilities: Reclamation and lease obligations	(1,032)	(820)
Net assets	$42,351	$34,597

NOTE 6 – OTHER ASSETS

	As of November 30,	
	2025	2024
Other current assets:		
Accounts receivable	$62	$22
Interest receivable	201	89
Receivable from Donlin Gold	1,044	212
Prepaid expenses	1,037	1,207
	$2,344	$1,530
Other long-term assets:		
Marketable equity securities	$4,406	$3,387
Right-of-use assets	722	896
Office equipment	96	119
	$5,224	$4,402

NOTE 7 – PROMISSORY NOTE

The Company has a promissory note payable to Barrick of $166,296, comprising $158,916 in principal, and $7,380 in accrued interest at U.S. prime plus 2%, compounded semi-annually. The original promissory note resulted from the agreement that led to the formation of Donlin Gold, where the Company agreed to reimburse Barrick for a portion of their expenditures incurred from April 1, 2006 to November 30, 2007. The promissory note and accrued interest are payable from 85% of distributed processed products, cash and other assets, and payments of 5% of certain net proceeds specified in the promissory note. The carrying value of the promissory note approximates fair value.

Concurrently with the announcement of the Donlin Gold Transaction on April 22, 2025, the Company entered into a prepayment option agreement with Barrick, which provided the Company with an option to prepay the promissory note in full for $90,000 prior to the closing of the Donlin Gold Transaction. As the prepayment option was not exercised prior to the closing date, the prepayment option agreement expired on June 3, 2025. Concurrent with the closing of the Donlin Gold Transaction on June 3, 2025, the Company entered into an amended and restated secured promissory note with Barrick that provides the Company with the option to prepay the promissory note in full for $100,000 on or before December 3, 2026. In addition, the security package was modified in order to exclude any property held by Donlin Gold or the membership interest in Donlin Gold held by NGRA; however, it remains secured by NGRA's right, title and interest to proceeds from Donlin Gold. All other terms of the promissory note remain the same.

Changes in the Company's *Promissory Note* is summarized as follows:

	Years ended November 30,		
	2025	2024	2023
Balance – beginning of year	$151,522	$136,748	$123,685
Interest expense on promissory note	14,774	14,774	13,063
Balance – end of year	$166,296	$151,522	$136,748

NOTE 8 – LEASES

The Company leases office space under non-cancelable operating leases with original lease terms of five years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional five years. These optional periods have not been considered in the determination of Right-of-Use ("ROU") assets or lease liabilities associated with these leases as management did not consider it reasonably certain it would exercise the options. Certain of our leases include payments that vary based on the Company's level of usage and operations. These variable payments are not included within ROU assets and lease liabilities in the Consolidated Balance Sheets. Additionally, short-term leases, which have an initial term of 12 months or less, are not recorded in the Consolidated Balance Sheets.

Lease expenses are included in *General and administrative expense – Office expense* on the Consolidated Statements of Loss and include the following components:

	Years ended November 30,		
	2025	2024	2023
Operating lease cost	$222	$225	$232
Variable lease cost	104	135	121
Short-term lease cost	5	6	5
	$331	$366	$358

Future minimum lease payments under non-cancellable operating leases as of November 30, 2025, were as follows:

2026	$215
2027	226
2028	247
2029	141
2030	14
Thereafter	—
Total future minimum lease payments	843
Less: imputed interest	(81)
	$762

Other information regarding leases includes the following:

	Years ended November 30,		
	2025	2024	2023
Cash paid for operating leases	$216	$232	$193
Variable lease cost	104	135	121
Short-term lease cost	5	6	5
	$325	$373	$319
ROU assets obtained in exchange for lease liabilities	$—	$—	$—
Weighted average:			
Remaining lease term (years) – operating leases	3.6	4.6	4.8
Discount rate – operating leases	5.6%	6.7%	5.9%

NOTE 9 – OTHER LIABILITIES

	As of November 30,	
	2025	2024
Other current liabilities:		
Remediation liabilities	$124	$244
Lease obligations	177	169
	$301	$413
Other long-term liabilities:		
Remediation liabilities	$300	$400
Lease obligations	585	761
	$885	$1,161

NOTE 10 – SHARE CAPITAL

Common shares

The Company is authorized to issue 1,000,000,000 common shares without par value, of which 406,932,104 were issued and outstanding as of November 30, 2025, and 334,567,187 were issued and outstanding as of November 30, 2024.

Preferred shares

Pursuant to the Company's Notice of Articles filed under the Business Corporations Act (British Columbia), the Company is authorized to issue 10,000,000 preferred shares without par value. The authorized but unissued preferred shares may be issued in designated series from time to time by one or more resolutions adopted by the directors. The directors have the authority to determine the preferences, limitations, and relative rights of each series of preferred shares. As of November 30, 2025 and 2024, no preferred shares were issued or outstanding.

NOTE 11 – EQUITY TRANSACTIONS

Public Equity Offering and Private Placement Offering

On May 9, 2025, the Company closed a public equity offering of 47,850,000 shares of NOVAGOLD at a price of $3.75 per share. As part of the public equity offering, the Company granted the underwriters a 30-day overallotment option to purchase up to an additional 7,177,500 common shares at a price of $3.75 per share less underwriting discounts and commissions. Concurrent with the public offering, the Company also closed a private placement for 17,173,853 common shares of NOVAGOLD at a price of $3.75 per share on May 9, 2025. On June 5, 2025, the Company issued an additional 7,177,500 common shares of NOVAGOLD pursuant to the exercise in full of the overallotment option by the underwriters. The public equity offering and concurrent private placement offering are referred to herein as the "May 2025 Offering".

On closing of the May 2025 Offering, the Company received aggregate gross proceeds of $243,839 before deducting fees and other offering expenses totaling approximately $9,734. On closing of the overallotment option exercise, the Company received additional aggregate gross proceeds of approximately $26,915 before deducting fees and other offering expenses totaling approximately $1,434.

Warrants

Concurrent with the Donlin Gold Transaction announced on April 22, 2025, the Company entered into a backstop commitment agreement with certain institutional investors, pursuant to which the investors committed to purchase up to $170,000 of the Company's common shares to partially fund the $200,000 payment to the Barrick Parties under the Donlin Gold Transaction discussed in Note 5. As consideration for providing this commitment, and independent of whether the backstop was ultimately exercised, the Company issued 25,500,000 warrants to the investors enabling them to purchase common shares of NOVAGOLD for an exercise price of $3.00 per share ("Backstop Warrants"). The Backstop Warrants contain a "cashless exercise" feature, such that, in lieu of making a cash payment to NOVAGOLD upon the exercise of the Backstop Warrant, the warrant holder may elect instead to receive upon such exercise (either in whole or in part) the net number of common shares equivalent to the Backstop Warrants' intrinsic value, as determined according to the formula set forth in the Backstop Warrants. The Backstop Warrants expire in April 2030 and contain customary anti-dilution provisions. All of the Backstop Warrants remained outstanding at November 30, 2025.

As discussed above, the Company subsequently completed the May 2025 Offering and the backstop commitment expired unexercised in May 2025. The Company determined the Backstop Warrants met the conditions for equity classification in accordance with U.S. GAAP and were included as a component of shareholders' equity (deficit).

The Company estimated the fair value of the Backstop Warrants using the Black-Scholes option pricing model on the grant date. Key inputs included a 5-year term, an exercise price of $3.00 per share, a risk-free interest rate of 3.97%, and an expected volatility of 51.20%, based on the Company's 5-year historical stock price. Based on these assumptions, the estimated fair value was $1.55 per warrant, resulting in a total fair value of $39,607. As the Backstop Warrants were not a direct offering cost associated with the May 2025 Offering, the $39,607 was recorded as a non-cash expense in the second quarter of 2025 and included in warrant expense in the consolidated statement of operations. The expense is also presented as a non-cash financing activity in the supplemental disclosures to the consolidated statement of cash flows (Note 18).

NOTE 12 – FAIR VALUE ACCOUNTING

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the significance of the inputs used in making the measurement. The three levels of the fair value hierarchy are as follows:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company's financial instruments consist of cash and cash equivalents, term deposits, accounts receivable, including from Donlin Gold, marketable securities, accounts payable and accrued liabilities, and promissory note. The fair value of the promissory note approximates its carrying value based on accrued interest at U.S. prime plus 2% and is payable from 85% of distributed processed products, cash and other assets, and payments of 5% of certain net proceeds specified in the promissory note. The fair values of the Company's other financial instruments approximate their carrying value due to the short-term nature of their maturity. The Company's financial instruments initially measured at fair value and then held at amortized cost include cash and cash equivalents, term deposits, accounts receivable, including from Donlin Gold, accounts payable and accrued liabilities, and a promissory note. The Company's marketable securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable securities was $4,406 as of November 30, 2025 ($3,387 as of November 30, 2024), calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

NOTE 13 – GENERAL AND ADMINISTRATIVE EXPENSE

	Years ended November 30,		
	2025	2024	2023
Share-based compensation (Note 14)	$6,696	$7,237	$8,731
Salaries and benefits	7,967	7,958	7,009
Professional fees	6,179	5,279	1,647
Office expense	3,280	3,205	3,302
Corporate communications and regulatory	1,234	1,235	1,084
Depreciation	22	22	10
	$25,378	$24,936	$21,783

NOTE 14 – SHARE-BASED COMPENSATION

Share incentive awards include a stock option plan for directors, executives, employees and eligible consultants, a PSU plan for executives, employees, and eligible consultants and a DSU plan for non-executive directors of the Company. As of November 30, 2025, 36,785,540 common shares were available for future share incentive plan awards under all three plans.

The following table shows the recognized share-based compensation expense, a component of General and Administrative Expense (Note 13), by award type:

	Years ended November 30,		
	2025	2024	2023
Stock options	$3,767	$4,236	$4,594
Performance share unit plan	2,651	2,727	3,910
Deferred share unit plan	278	274	227
	$6,696	$7,237	$8,731

Stock options

Stock options granted under the Company's share-based incentive plans generally expire five years after the date of grant and vest in one-third annual increments beginning on the first-year anniversary of the date of grant. The value of each option award is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination experience. The expected volatility is based on the historical volatility of the Company's shares at the date of grant over the same length of term. These estimates involve inherent uncertainties and the application of management's judgment.

A summary of stock options outstanding and activity during the year ended November 30, 2025 are as follows:

	Number of stock options	Weighted-average exercise price per share	Weighted-average remaining contractual term (years)	Aggregate intrinsic value
November 30, 2024	8,849,535	$6.12		
Granted	3,088,700	4.40		
Exercised	(86,967)	9.60		
Expired	(2,032,735)	7.27		
Forfeited	(154,766)	4.48		
November 30, 2025	9,663,767	$5.32	2.74	$47,063
Vested and exercisable as of November 30, 2025	4,355,113	$6.41	1.55	$16,484

The following table summarizes key stock option valuation inputs:

	Years ended November 30,		
	2025	2024	2023
Weighted-average assumptions used to value stock option awards:			
Expected volatility	52.9%	48.7%	48.4%
Risk-free interest rate	3.64%	4.29%	3.85%
Expected forfeiture rate	3.3%	3.0%	2.8%
Expected dividend rate	—%	—%	—%
Expected term of options (years)	4	4	4
Weighted-average grant-date fair value	$1.96	$1.76	$2.40
Intrinsic value of options exercised	$51	$471	$2,339
Cash received from options exercised	$—	$—	$—

As of November 30, 2025, the Company had $4,350 of unrecognized compensation cost related to 5,308,654 non-vested stock options expected to be expensed and vest over a period of approximately 2.7 years.

Performance share units

The Company has a PSU plan that provides for the issuance of PSUs in amounts as approved by the Company's Compensation Committee. Each PSU award entitles the participant to receive one common share of the Company at the end of a specified period. The Compensation Committee may adjust the number of common shares for the achievement of certain performance and vesting criteria established at the time of grant. The actual performance against each of these criteria generates a multiplier that varies from 0% to 150%. Thus, the common shares that may be issued varies between 0% and 150% of the number of PSUs granted, reduced by the amounts granted to participants no longer with the Company on the vesting date.

The value of each PSU granted is estimated at the grant date using a Monte Carlo simulation model. The Monte Carlo simulation model requires the input of subjective assumptions, including the share price volatility of the Company's stock, as well as a comparator index and the correlation of returns between the comparator index and the Company's shares. Expected volatility is based on the historical volatility of the Company's shares and the comparator index at the grant date. As new PSUs and stock options are generally granted on the same date, many of the key valuation input assumptions are the same for both share incentive award types.

A summary of PSU awards outstanding and activity during the year ended November 30, 2025 are as follows:

	Number of PSU awards	Weighted-average grant day fair value per award	Aggregate intrinsic value
November 30, 2024	1,633,500	$5.32	
Vested and paid out/released	(102,100)	6.70	
Performance adjustment	(306,300)	6.70	
Granted	849,200	4.35	
November 30, 2025	2,074,300	$4.65	$18,407

The following table summarizes key PSU valuation inputs:

	Years ended November 30,		
	2025	2024	2023
Weighted-average assumptions used to value PSU awards:			
Expected volatility of Company shares	54.8%	42.5%	53.9%
Expected volatility of TSX index	29.7%	29.2%	37.5%
Expected correlation between Company shares and TSX	63.2%	78.3%	80.6%
Canadian risk-free interest rate	2.60%	4.22%	3.52%
Expected term of PSUs (years)	3	3	3
Number of PSUs granted	849,200	886,800	605,500
Weighted-average grant-date fair value	$4.41	$4.20	$5.77

As of November 30, 2025, the Company had 2,074,300 non-vested PSU awards outstanding of which 495,500 were fully expensed and vested in December 2025 without meeting the performance payout criteria. The remaining 1,578,800 non-vested PSU awards with $4,012 of unrecognized compensation cost will be expensed over a period of approximately 2.4 years.

The following table summarizes other PSU-related vesting information:

	Years ended November 30,		
	2025	2024	2023
Performance multiplier on PSUs vested	25%	100%	—%
Common shares issued	79,384	149,559	—
Total fair value of common shares issued	$2,129	$800	$—
Withholding tax paid on PSUs vested	$609	$174	$—

Deferred share units

The Company has a DSU plan that provides for the issuance of DSUs in amounts where the directors receive half of their annual retainer in DSUs and have the option to elect to receive all or a portion of the other half of their annual retainer in DSUs. Each DSU entitles the directors to receive one common share or the market value thereof in cash, at the Company's option, when they retire from the Company. The Company granted 72,595, 76,781, and 43,658 DSUs to directors with a weighted-average grant day fair value of $3.84, $4.62, and $5.04 per DSU during 2025, 2024, and 2023, respectively. The Company issued 79,065, 46,405, and 48,446 common shares under the DSU plan to directors that retired from the Company in 2025, 2024, and 2023, respectively. As of November 30, 2025, there were 308,245 DSUs outstanding.

NOTE 15– OTHER INCOME (EXPENSE), NET

	Years ended November 30,		
	2025	2024	2023
Gain on sale of mineral property	$—	$743	$556
Fuel tax credit	19	—	—
Change in fair market value of marketable securities	2,011	1,436	269
Foreign exchange gain (loss)	(132)	516	(43)
	$1,898	$2,695	$782

In January 2024, the Company received $743 for a note receivable from the sale of its interest in a mining project (Note 4), which the Company had previously written off.

NOTE 16 – INCOME TAXES

The Company's combined federal and provincial statutory tax rate is 27% and is expected to remain unchanged until at least 2026.

The Company's *Income tax expense (recovery)* consisted of:

	Years ended November 30,		
	2025	2024	2023
Current:			
Canada	$—	$—	$—
Foreign	—	724	39
	—	724	39
Deferred:			
Canada	—	—	—
Foreign	—	—	—
	—	—	—
Income tax (recovery) expense	$—	$724	$39

The Company's *Loss before income taxes* consisted of:

	Years ended November 30,		
	2025	2024	2023
Canada	$(59,391)	$289	$(18,213)
Foreign	(35,268)	(45,186)	(28,551)
	$(94,659)	$(44,897)	$(46,764)

The Company's *Income tax (recovery) expense* differed from the amounts computed by applying the Canadian statutory corporate income tax rates for the following reasons:

	Years ended November 30,					
	2025		2024		2023	
Loss before income taxes	$(94,659)		$(44,897)		$(46,764)	
Federal Income Tax Rate	15.00%		15.00%		15.00%	
British Columbia Income Tax Rate	12.00%		12.00%		12.00%	
Statutory income tax rate	27.00%		27.00%		27.00%	
Combined federal and provincial statutory tax rate	27.0%	(25,558)	27.0%	(12,122)	27.0%	(12,626)
Reconciling items:						
Non-deductible expenditures	-13.5%	12,806	-4.9%	2,207	-5.9%	2,767
Foreign accrual property income	-1.6%	1,539	-3.8%	1,715	-3.6%	1,682
Effect of different statutory tax rates on earnings or losses of subsidiaries	0.5%	(503)	0.8%	(359)	0.9%	(407)
Withholding taxes	—	—	-0.2%	99	—	—
Change in valuation allowance on deferred tax assets	-15.5%	14,686	-20.4%	9,144	-18.5%	8,623
Share issuance costs	3.1%	(2,968)	—	—	—	—
Other	0.0%	(2)	-0.1%	40	—	—
Income tax (recovery) expense	0.0%	$—	-1.6%	$724	-0.1%	$39

Components of the Company's deferred income tax assets (liabilities) are as follows:

	As of November 30,	
	2025	2024
Deferred tax income assets:		
Net operating loss carry forwards	$209,567	$200,693
Capital loss carry forwards	46,632	46,528
Mineral properties	606	605
Intangible assets	449	448
Property and equipment	11	183
Share issuance costs	2,380	—
Investment in affiliates	51,944	48,486
Unpaid interest expense	—	2,105
Unrealized loss on investments	1	56
Asset retirement obligation	121	183
Other	880	970
	312,591	300,257
Valuation allowances	(312,032)	(299,829)
	559	428
Deferred income tax liabilities:		
Term Deposits	(120)	—
Capitalized assets and other	(333)	(428)
Available For Sale Investments	(106)	—
	(559)	(428)
Net deferred income tax assets (liabilities)	$—	$—

Net operating losses available to offset future taxable income are as follows:

Fiscal Year of Expiry	U.S.	Canada
2026	$13,382	$17,290
2027	18,493	1,726
2028	85	—
2029	11,223	11,187
2030	10,916	14,887
2031	16,580	14,816
2032	309,772	18,082
2033	14,529	13,645
2034	15,607	9,817
2035	16,383	8,965
2036	14,764	8,822
2037	14,111	5,866
2038	—	5,978
2039	—	5,419
2040	—	6,454
2041	—	—
2042	—	6,659
2043	—	5,004
2044	—	9,790
2045	—	12,002
Indefinite	113,835	—
	$569,680	$176,409

U.S. net operating losses arising in tax years ending after December 31, 2017 can be carried over to each taxable year following the tax year of loss (indefinitely). The Company has capital loss carry-forwards of approximately $345,420 as of November 30, 2025 (November 30, 2024: $344,655) for Canadian tax purposes. These tax losses are carried forward indefinitely.

Future use of U.S. loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code pursuant to Section 382, which relates to a 50 percent change in ownership over a rolling three-year period and are further dependent upon the Company attaining profitable operations. Ownership changes occurred on January 22, 2009 and December 31, 2012. Accordingly, the Company's ability to use these losses may be limited or they may expire un-utilized. Losses incurred to date may be further limited if a subsequent change in control occurs.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax asset. Significant pieces of objective negative evidence evaluated include the cumulative loss incurred as of November 30, 2025. Such objective evidence limits the ability to consider other subjective evidence such as management's projections for future growth. On the basis of this evaluation, as of November 30, 2025, a valuation allowance of $312,032 (November 30, 2024: $299,829), has been recorded in order to measure only the portion of the deferred tax asset that more likely than not will be realized. However, the amount of deferred tax asset considered realizable may change if estimates of future taxable income during the carryforward period are positive or if objective negative evidence in the form of cumulative losses is no longer present in which case additional weight may be given to subjective evidence such as management's projections for growth.

Uncertain tax position

There were no uncertain tax positions as of November 30, 2025, 2024 and 2023. The Company recognizes interest and penalties related to uncertain tax positions, if any, as income tax expense. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet. As of November 30, 2025, 2024 and 2023, there were no accrued interest and penalties related to uncertain tax positions. The Company is subject to income taxes in Canada and the United States. With few exceptions, the tax years that remain subject to examination as of November 30, 2025, are 2021 to 2025 in Canada and 2021 to 2025 in the United States.

NOTE 17 – RELATED PARTY TRANSACTIONS

The Company provided management and administrative services to Donlin Gold for $1,161 in 2025 ($731 in 2024 and $990 in 2023). As of November 30, 2025, the Company has accounts receivable from Donlin Gold of $1,044 (November 30, 2024: $212) included in *Other current assets*.

As consideration for providing a backstop commitment to the Company on April 22, 2025, NOVAGOLD issued Backstop Warrants (Note 11) to three institutional investors, one of which was Electrum. The Backstop Warrants have an estimated aggregate fair value of $39,607. Electrum received 6,375,000 Backstop Warrants having a fair value of approximately $9,902. Dr. Thomas Kaplan, NOVAGOLD's Chairman of the Board, is the Chairman and Chief Executive Officer of The Electrum Group LLC, an affiliate of Electrum. Electrum is the largest shareholder of NOVAGOLD.

Additionally, Electrum was one of two institutional investors who participated in a private placement that closed concurrent with the public equity offering at the same price as the public equity offering described in Note 11. Electrum purchased 13,333,334 shares of NOVAGOLD in the private placement for $50,000.

NOTE 18 – SUPPLEMENTAL CASH FLOW INFORMATION

	Years ended November 30,		
	2025	2024	2023
Interest and dividends received	$5,114	$5,539	$5,754
Income taxes refunded	$—	$—	$325
Income taxes paid	$223	$645	$75

During the first quarter of 2025, the Company received $952 in cash proceeds and 19,688 shares of Lundin Mining Corporation as consideration for the acquisition of one of the Company's previously held marketable securities.

As consideration for providing a backstop commitment to the Company on April 22, 2025, NOVAGOLD issued Backstop Warrants (Note 11) to certain institutional investors with an estimated total fair value of $39,607. The Company subsequently completed its May 2025 Offering and the backstop commitment expired unexercised in May 2025. As the Backstop Warrants were not a direct offering cost associated with the May 2025 Offering, the $39,607 was recorded as a non-cash expense in the second quarter of 2025 and included in warrant expense in the consolidated statement of operations. The expense represents a non-cash financing activity.